UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

\X\	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED JUNE 30, 2023, OR
\ \	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from _________ to _______________

Commission file number 001-00434

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below:  The Procter & Gamble Savings Plan, c/o The Procter & Gamble Company, Two Procter & Gamble Plaza, Cincinnati, Ohio 45202.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, Two Procter & Gamble Plaza, Cincinnati, Ohio 45202

REQUIRED INFORMATION

Item 4.	Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA.

EXHIBITS:

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the Employees’ Savings Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PROCTER & GAMBLE SAVINGS PLAN

Date: December 11, 2023

By:      /s/ Kyle Scheidler
Kyle Scheidler
Senior Director

The Procter & Gamble
Savings Plan

Employer ID No.: 31-0411980
Plan Number: 042

Financial Statements as of and for the
Years Ended June 30, 2023 and June 30, 2022,
Supplemental Schedule as of June 30, 2023, and
Independent Auditor's Report

THE PROCTER & GAMBLE SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of June 30, 2023 and June 30, 2022	4

Statements of Changes in Net Assets Available for Benefits for the Years Ended June 30, 2023 and June 30, 2022	5

Notes to Financial Statements as of and for the Years Ended June 30, 2023 and June 30, 2022	6-12

SUPPLEMENTAL SCHEDULE -	13

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of June 30, 2023	14-58

NOTE:
All other schedules required by Section 2520.103-10 of the Department of Labor's Rules
and Regulations for Reporting and Disclosure under the Employee Retirement Income
Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Procter & Gamble U.S. Business Services Company and the Plan Participants:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The Procter & Gamble Savings Plan (the "Plan") as of June 30, 2023 and 2022, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2023 and 2022, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedule listed in the table of contents has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

Cincinnati, Ohio
December 11, 2023

We have served as the auditor of the Plan since 1993.

THE PROCTER & GAMBLE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF JUNE 30, 2023 AND JUNE 30, 2022

	2023	2022

PARTICIPANT-DIRECTED INVESTMENTS — At
fair value:
The Procter & Gamble Company common stock	$ 1,332,057,550	$ 1,296,596,420
The J.M. Smucker Company common stock	1,457,196	1,408,878
Separately managed accounts	548,157,853	513,887,624
Common collective trusts	2,633,710,581	2,277,771,462

Total participant-directed investments — at fair value	4,515,383,180	4,089,664,384

RECEIVABLES:
Accrued investment income	895,362	210,984
Notes receivable from participants	21,025,763	19,178,415

Total receivables	21,921,125	19,389,399

Total assets	4,537,304,305	4,109,053,783

LIABILITIES —
Accrued investment management expense	201,593	376,359

Total liabilities	201,593	376,359

NET ASSETS AVAILABLE FOR BENEFITS	$ 4,537,102,712	$ 4,108,677,424

See notes to financial statements.

THE PROCTER & GAMBLE SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED JUNE 30, 2023 AND JUNE 30, 2022

	2023	2022

INVESTMENT INCOME (LOSS):
Net appreciation (depreciation) in fair value of investments	$ 418,756,842	$ (326,642,954)
Interest	8,253,500	716,907
Dividends	32,830,453	32,430,325

Total investment income (loss) — net	459,840,795	(293,495,722)

INTEREST INCOME ON NOTES RECEIVABLE
FROM PARTICIPANTS	870,464	768,573

CONTRIBUTIONS:
Employee contributions	206,972,978	186,129,295
Employee rollovers	7,414,889	6,920,850

Total contributions	214,387,867	193,050,145

DEDUCTIONS:
Benefits paid to participants	244,448,626	320,304,234
Administrative expenses	2,688,866	2,245,207

Total deductions	247,137,492	322,549,441

NET INCREASE (DECREASE) IN NET ASSETS
PRIOR TO TRANSFER	427,961,634	(422,226,445)

TRANSFERS FROM OTHER QUALIFIED PLANS — Net	463,654	392,347

NET INCREASE (DECREASE) IN NET ASSETS	428,425,288	(421,834,098)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	4,108,677,424	4,530,511,522

End of year	$ 4,537,102,712	$ 4,108,677,424

THE PROCTER & GAMBLE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED JUNE 30, 2023 AND 2022

1.	DESCRIPTION OF THE PLAN
The following brief description of The Procter & Gamble Savings Plan (the “Plan”) is provided for general information only. Participants should refer to the Plan document for more complete information.
General — The Plan is a voluntary defined contribution plan that covers substantially all domestic employees of The Procter & Gamble Company (the “Company”) and certain of its subsidiaries. The Plan is the Company’s active 401(k) plan with ongoing contributions funded by employee contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participants are able to choose either a traditional 401(k) or a Roth 401(k).
The Gillette Company Employee Stock Ownership Plan (the “Gillette ESOP”), another qualified plan sponsored by the Company, transferred balances for terminated employees who were not eligible for retiree medical coverage under the Company’s health care plan(s) to the Plan, as allowed under both the Gillette ESOP and the Plan. Balances are also transferred to the Gillette ESOP when certain employees retire and are eligible to pay the same rate as P&G retirees.   Transfers between the Plan and the Gillette ESOP are shown in Transfers from Other Qualified Plans - Net.
Zenlen, Inc. was acquired by the Company in 2017 and the Zenlen, Inc. 401(k) plan assets amounting to $730,706 merged into the Plan in September 2022.  The merged amount is included as transfers from other qualified plans – net on the Statement of Changes in Net Assets Available for Benefits, for the year ended June 30, 2023.
The recordkeeper for the Plan is Alight Solutions, LLC.  The custodian for the Plan is Northern Trust.
Contributions — The Plan allows contributions by eligible employees. Participants can elect to contribute a portion of their compensation, as defined by the Plan, up to Plan and Internal Revenue Service (IRS) limits. Participants can rollover balances from conduit individual retirement accounts and qualified plans of former employers. In accordance with IRS regulations, participants aged 50 or older are eligible to contribute an additional $7,500 and $6,500, respectively, as a “catch‑up” contribution in excess of the maximum 401(k) contributions of $22,500 and $20,500, respectively, for the calendar years ended December 31, 2023 and 2022.
Qualified Non-Elective Contributions (QNEC) — QNEC are recorded to provide for certain participants who were not given the opportunity to contribute their elected amounts due to certain administrative errors.  There were no QNEC for the years ended June 30, 2023 and 2022.  When recorded, the QNEC are immediately 100% vested to the employees. The contributions are made in accordance with IRS regulations and do not affect the tax status of the Plan and are reflected as employer contributions on the statements of changes in net assets available for benefits.
Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, an allocation of the Plan’s earnings or losses, administrative expenses, and participant withdrawals. The benefit to which a participant is entitled is limited to the benefit that can be provided from their account. Participants can allocate their account to one or all investment options offered by the Plan.

Investments — Participants may direct the investment of their accounts into various investment options offered by the Plan. The Plan currently offers common stocks, common collective trust funds, short-term investment funds and separately managed accounts as investment options for participants.
Vesting — Participants are 100% vested in the assets in their Plan accounts.
Notes Receivable from Participants — The Plan has a loan feature under which active participants may borrow up to 50% of the current value of their vested account balances exclusive of amounts attributable to previous Company contributions (up to a maximum of $50,000) and at an interest rate equal to the prime rate plus 1%. Loans are repaid via payroll deduction over a period of up to 54 months, except for loans used to purchase a primary residence, which are repaid via payroll deduction over a period of up to 114 months. Principal and interest paid is credited to applicable funds in the borrower’s account. Participants who are former employees are not allowed to borrow against their account balances. Upon participant termination or retirement, the outstanding loan balance is treated as a distribution to the participant if repayment is not made by the participant within 90 days of separation, or if an on‑going repayment arrangement has not been made with the Plan. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.  As of June 30, 2023 and 2022, participant loans have maturities through 2032 and 2031, respectively.  The interest rates range from 4.25 percent to 10.5 percent in 2023 and 4.21 percent to 10.5 percent in 2022.
Payment of Benefits — The Plan provides for benefits to be paid upon retirement, disability, death, or separation other than retirement as defined by the Plan document. Plan benefits may be made in a lump sum of cash and/or shares of Company common stock in monthly installments, or variable amounts paid monthly. Retired or terminated employees shall commence required minimum benefit payments after the attainment of age 70 ½ (if age 70 ½ prior to January 1, 2020), age 72 (if not age 70 ½ and reach age 72 between January 1, 2020 and December 31, 2022) or age 73 (if not yet age 72 and reach age 73 by January 1, 2023 or later).
A participant may withdraw any portion of after‑tax contributions, which were derived from previously merged plans, once in any three‑month period. Participants who have attained age 59 1/2 or have demonstrated financial hardship may withdraw all or any portion of their before‑tax contributions once in any six month period. Account balances attributable to non-active employees are $1,956,168,816 and $1,734,393,659 as of June 30, 2023 and 2022, respectively.
Plan Amendment — The Company has the right to amend the Plan at any time. However, no amendment can reduce the amount of any participant’s account or the participant’s vested percentage of that account.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).
Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties — The Plan utilizes various investment instruments.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Market risks include global events which could impact the value of investment securities, such as a pandemic or international conflict.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Concentrations of Investments —  Included in investments at June 30, 2023 and 2022, are shares of P&G common stock of $1,332,057,550 and $1,296,596,420, respectively. This investment represents 29.5 percent and 31.7 percent of total investments at June 30, 2023 and 2022, respectively. A significant decline in the market value of P&G common stock would significantly affect the net assets available for benefits.
Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. Quoted market prices, when available, are used to value investments. The cost of securities sold, transferred, or distributed is determined by the weighted‑average cost of securities allocated to the participant’s account.
Purchases and sales of securities are recorded on a trade‑date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex‑dividend date. Net appreciation (depreciation) includes the Plan’s gains (losses) on investments bought and sold as well as held during the year.
Management fees and operating expenses charged to the Plan for investments are deducted from income earned daily and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.
Administrative Expenses — Investment management expenses are paid by the Plan and are netted against investment income. Loan processing fees are paid by the participants through reduction in their investment balances. Recordkeeping fees of the Plan are paid by the Plan and/or participants through a reduction in their investment balances.  In addition, fees paid to other vendors are paid by the Plan.
During the fiscal year 2022 plan year, the Plan’s fiduciaries retained a third-party benefits consultant to benchmark the fees participants pay for the Plan.  The result of the benchmarking for the Plan was that the Plan fees were reasonable, trending below the average of the benchmark group.L
Payment of Benefits — Benefit payments to participants are recorded upon distribution.  There were 7 and 9 participants who elected to withdrawal a total of $160,334 and $329,590 from the Plan but had not yet been paid at June 30, 2023 and 2022, respectively.
3.	FAIR VALUE MEASUREMENTS
ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs.  There are no Level 2 or Level 3 investments in this plan. Assets are valued in their entirety based on the lowest level of input that is significant to the fair value measurement.

Asset Valuation Methodologies — Valuation methodologies maximize the use of relevant observable inputs and minimize the use of unobservable inputs.  There have been no changes in the methodologies used at June 30, 2023 and 2022.
Common Stocks — Valued at the closing price reported on the active market on which the individual securities are traded.
Common Collective Trust Funds — The Plan uses net asset values as a practical expedient to determine the fair value of the common collective trust funds. Net asset value is based on the fair value of the underlying investments held by the fund less its liabilities.  Participant transactions (purchases and sales) may occur daily.  Redemption for common collective trusts is permitted daily with no other restrictions or notice periods and there are no unfunded commitments.  In accordance with GAAP, the common collective trust funds measured at net asset value have not been classified in the fair value hierarchy.  The fair value amounts presented in the table below are intended to permit reconciliation to the amounts presented in the Statement of Net Assets Available for Benefits.
Separately Managed Accounts — The Plan’s portfolio of individual securities is managed on the participant’s behalf.  Unlike a mutual fund or exchanged-traded fund, the Plan directly owns the individual securities instead of pooling participant assets with other investors.  The individual assets of a separately managed account (SMA) are held in the name of the Plan (the Plan owns the underlying securities) and are considered separately as individual investments for accounting, auditing and financial statement reporting purposes.  The Plan’s separately managed accounts that are available as investment options for the Plan participants are Procter & Gamble Savings Plan – Russell 2000 Index Separately Managed Account and P&G Savings Short-Term Invested Unitized Account.
Transfers between Levels — The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. The Plan’s policy is to recognize transfers between levels at the actual date of the event or change in circumstances that caused the transfer.
The significance of transfers were evaluated between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended, June 30, 2023 and 2022, there were no transfers between levels.
Securities Lending – The Procter & Gamble Savings Plan – Russell 2000 Index Separately Managed Account (also referred to as the Small Cap Equity SL Fund) has a securities lending (SL) program. An agreement was established between BlackRock, Inc. (BlackRock), the Fund Manager, and the Company to lend securities held in the Plan account to third-parties. The fair value of the securities loaned by the Plan is $147,479,795 and $163,778,393 at June 30, 2023 and 2022, respectively. The collateral and the securities loaned are marked-to-market on a daily basis so that all loaned securities are fully collateralized at all times.

The SL program for the Small Cap Equity SL Fund has been designed by BlackRock to largely mitigate SL financial risks. SL could result in a loss, if either a) the borrower fails to timely return the on-loan securities or does not return the on-loan securities at all, or b) the collateral for the security on loan is reinvested and declines in value. These two risks have been in principle mitigated as the Fund Manager (BlackRock) of the Small Cap Equity SL Fund provides a full indemnification to replace on loan securities if borrowers default, and the SL agreement requires BlackRock to hold received collateral, thereby eliminating the reinvestment risk. The remaining financial risk is estimated to be very small as is requires simultaneously that a) the borrower of the securities defaults, b) the posted collateral is insufficient to purchase replacement securities and c) the Fund Manager (BlackRock) defaults at the same time, and hence would be unable to honor its indemnification and other contractual requirements. This already small risk is further mitigated as BlackRock requires collaterals to be marked-to-market daily. If the value of the collateral declines, the borrower is required to provide additional collateral until the collateral covers 102% to 105% of the value of the loaned securities.

The following table sets forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at June 30, 2023 and 2022.

	Fair Value Measurements
	Quoted Prices in Active Markets
	For Identical Assets

	2023	2022

Investments Measured at Fair Value:
Common Stock - Level 1	$ 1,333,514,746	$ 1,298,005,298
Separately Managed Accounts:
Common Stock - Level 1	347,045,062	315,268,684
Money Market Fund - Level 1	201,112,791	198,618,940
Total Investments Measured at Fair Value	1,881,672,599	1,811,892,922

Investments measured at NAV:
Common Collective Trusts	2,633,710,581	2,277,771,462

Total Investments	$ 4,515,383,180	$ 4,089,664,384

4.	EXEMPT PARTY‑IN‑INTEREST TRANSACTIONS
Certain Plan investments are shares of P&G common stock and funds managed by Northern Trust, BlackRock, and State Street Global Advisors. Transactions with the recordkeeper, trustee, custodian, and investment manager qualify as party‑in‑interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.
At June 30, 2023 and 2022, the Plan held 8,782,276 and 9,021,937 shares, respectively, of common stock of the Company, the sponsoring employer, with a cost basis of $665,252,358 and $647,011,465, respectively. During the years ended June 30, 2023 and 2022, the Plan recorded dividend income on Company common stock of $32,787,373 and $32,385,050, respectively.
During the years ended June 30, 2023 and 2022, the Plan’s investment in Company common stock, including gains and losses on investments bought and sold as well as held during the year, appreciated in value by $70,729,342 and $85,641,406, respectively.
5.	PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, the net assets of the Plan will be distributed to the participants in an order of priority determined in accordance with ERISA and its applicable regulations and the Plan document.

6.	FEDERAL INCOME TAX STATUS
The Internal Revenue Service has determined and informed the Company by a letter dated September 20, 2017, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code. The Plan has been amended since receiving the determination letter from the IRS. The Plan is subject to routine audits by taxing jurisdictions at any time. The Plan has been amended since receiving the determination letter. However, the Company and Plan management have concluded that the Plan, as designed and operated, complies with the applicable requirements of the Internal Revenue Code and the Plan and related trust remain tax‑exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements as of June 30, 2023 and 2022, to Form 5500:
	2023	2022

Net assets available for benefits per the financial
statements	$ 4,537,102,712	$ 4,108,677,424
Less: certain deemed distributions of participant loans	(2,075,927)	(2,117,918)

Net assets available for benefits per the Form 5500	$ 4,535,026,785	$ 4,106,559,506

The following is a reconciliation of investment income on notes receivable from participants per the financial statements for the year ended June 30, 2023, to Form 5500:
Investment income on notes receivable from participants	$ 870,464
Less: interest on deemed distribution	(3,087)

Interest on participant loans per the Form 5500	$ 867,377

The following is a reconciliation of the increase in net assets per the financial statements for the year ended June 30, 2023, to Form 5500 net income:
Net increase in assets available for benefits per the financial
statements prior to net transfers	$ 427,961,634
Plus: previously deemed distribution of participant loans	275,754
Less: certain deemed distributions of participant loans and related interest	(233,764)

Net income per the Form 5500	$ 428,003,624

  The following is a reconciliation of benefits paid to participants per the financial statements for the year ended June 30, 2023 to Form 5500:

Benefits paid to participants per the financial statements	$ 244,448,626
Less: previously deemed distributions of participant loans	(275,754)
Plus: current deemed distributions	230,677

Benefits paid to participants per the Form 5500	$ 244,403,549

******

SUPPLEMENTAL SCHEDULE

THE PROCTER & GAMBLE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF JUNE 30, 2023

EIN: 31-0411980
PLAN: 042

Identity of Issuer	Description of Investment	Fair Value
INVESTMENTS AT FAIR VALUE:

The Procter & Gamble Company*	Common stock	$ 1,332,057,550

The J.M. Smucker Company	Common stock	1,457,196

BlackRock*	Procter & Gamble Savings Plan – Russell 2000 Index SMA***	347,045,062

BlackRock*	P&G Savings Short-Term Invested Unitized Account (money market fund)	201,112,791

Common Collective Trusts
BlackRock*	US Debt Index Non-Lendable Fund	291,575,319
BlackRock*	ACWI EX-US Index Non-Lendable	223,280,205
BlackRock*	Global Equity Index Fund	615,365,165
BlackRock*	Blackrock Equity Non-Lending Class	1,243,654,876
State Street Global Advisors*	SSgA US Short Term Government/Credit Bond Index	96,290,459
State Street Global Advisors*	SSgA Real Return Ex-Natural Resources Equity Non-Lending Series Fund	162,084,769
Northern Trust*	Short Term Investment Fund	1,462,788
Total Common Collective Trusts		2,633,713,581

Loans to participants*	Various participants, interest rates ranging from
	4.25% to 10.5% various maturities through December 2032**	18,949,836

TOTAL INVESTMENTS		$ 4,534,336,016
* Denotes party-in-interest.
** Net of loans deemed distributed of $2,075,927
*** See underlying holdings on pages 15-59

Procter & Gamble Savings Plan – Russell 2000 Index Separately Managed Account
Underlying Holdings ***
As of June 30, 2023

Russell 2000 Underlying Holdings

Security Name	Fair Value
SHORT-TERM INVESTMENT FUND	4,423,236
SUPER MICRO COMPUTER INC	1,652,278
SPS COMMERCE INC	1,006,202
RAMBUS INC	999,833
CHART INDUSTRIES INC	964,972
NOVANTA INC	939,462
CHORD ENERGY CORP	922,800
LIGHT WONDER INC	898,281
ATKORE INC	884,960
CHAMPIONX CORP	884,423
COMMERCIAL METALS	882,108
AXCELIS TECHNOLOGIES INC	854,868
MATADOR RESOURCES	852,816
SIMPSON MANUFACTURING INC	848,036
INTRA CELLULAR THERAPIES INC	844,625
UFP INDUSTRIES INC	831,816
COMFORT SYSTEMS USA INC	830,031
SELECTIVE INSURANCE GROUP INC	824,211
MURPHY OIL CORP	821,956
ELF BEAUTY INC	818,115
ATI INC	815,026
API GROUP CORP	814,720
LANTHEUS HOLDINGS INC	814,276
ONTO INNOVATION INC	813,310
APPLIED INDUSTRIAL TECHNOLOGIES IN	798,737
OPTION CARE HEALTH INC	791,814
IVERIC BIO INC	774,880
RYMAN HOSPITALITY PROPERTIES REIT	771,701
POWER INTEGRATIONS INC	766,164
HEALTHEQUITY INC	758,311
ASBURY AUTOMOTIVE GROUP INC	743,859
ENSIGN GROUP INC	741,629
MAXIMUS INC	740,054
MERITAGE CORP	737,385
ALKERMES	736,552
SOUTHSTATE CORP	733,341
TAYLOR MORRISON HOME CORP	728,136
CASELLA WASTE SYSTEMS INC CLASS A	718,806

SILICON LABORATORIES INC	715,824
WATTS WATER TECHNOLOGIES INC CLASS	713,791
ESSENT GROUP LTD	712,670
TENABLE HOLDINGS INC	712,347
WORKIVA INC CLASS A	708,774
LIVENT CORP	708,160
EXLSERVICE HOLDINGS INC	702,278
KITE REALTY GROUP TRUST REIT	700,158
BELLRING BRANDS INC	698,035
TERRENO REALTY REIT CORP	697,641
MUELLER INDUSTRIES INC	696,844
CIVITAS RESOURCES INC	692,382
QUALYS INC	689,897
HALOZYME THERAPEUTICS INC	686,087
FABRINET	684,468
EXPONENT INC	682,076
PBF ENERGY INC CLASS A	681,201
NEOGEN CORP	679,905
FRANKLIN ELECTRIC INC	676,876
WEATHERFORD INTERNATIONAL PLC	673,698
MERIT MEDICAL SYSTEMS INC	672,215
FOX FACTORY HOLDING CORP	661,694
NEW JERSEY RESOURCES CORP	661,319
VAXCYTE INC	654,863
IMMUNOGEN INC	653,261
PORTLAND GENERAL ELECTRIC	652,482
GATX CORP	649,107
TRITON INTERNATIONAL LTD	648,262
SUMMIT MATERIALS INC CLASS A	646,894
ENERSYS	642,764
BROOKFIELD INFRASTRUCTURE CORP CLA	642,359
HOME BANCSHARES INC	634,159
NOBLE CORPORATION PLC	633,613
AMN HEALTHCARE INC	633,223
INSPERITY INC	627,038
SHOALS TECHNOLOGIES GROUP INC CLAS	626,450
DENBURY INC	620,296
ORMAT TECH INC	617,289
BADGER METER INC	616,211
AEROJET ROCKETDYNE HOLDINGS INC	615,641
BALCHEM CORP	612,846
AAON INC	609,439
ONE GAS INC	609,026
HAEMONETICS CORP	607,133
FLUOR CORP	605,468
POTLATCHDELTIC CORP	604,287

INSIGHT ENTERPRISES INC	602,189
ADVANCED ENERGY INDUSTRIES INC	601,273
OLD NATIONAL BANCORP	600,828
EQUITRANS MIDSTREAM CORP	597,567
CONMED CORP	596,965
INDEPENDENCE REALTY INC TRUST	596,250
DIODES INC	592,676
BOX INC CLASS A	591,126
DUOLINGO INC CLASS A	585,625
BLACK HILLS CORP	584,582
ALTAIR ENGINEERING INC CLASS A	583,437
BELDEN INC	581,456
BEACON ROOFING SUPPLY INC	580,279
VISTEON CORP	579,610
AMERICAN EQUITY INVESTMENT LIFE HO	578,473
TEREX CORP	577,778
PHILLIPS EDISON AND COMPANY INC	577,690
ACADEMY SPORTS AND OUTDOORS INC	573,633
SOUTHWEST GAS HOLDINGS INC	570,431
ZURN ELKAY WATER SOLUTIONS CORP	570,149
GUARDANT HEALTH INC	569,041
RADIAN GROUP INC	566,348
HERC HOLDINGS INC	559,306
LANCASTER COLONY CORP	557,824
JOHN BEAN TECHNOLOGIES CORP	554,705
MAGNOLIA OIL GAS CORP CLASS A	553,578
PNM RESOURCES INC	553,332
VALARIS LTD	551,330
GOODYEAR TIRE & RUBBER	551,208
UNITED BANKSHARES INC	551,150
KB HOME	551,125
SM ENERGY	550,520
BLUEPRINT MEDICINES CORP	548,892
HB FULLER	546,336
SPROUTS FARMERS MARKET INC	542,686
FEDERAL SIGNAL CORP	542,270
MICROSTRATEGY INC CLASS A	541,024
FIRST FINANCIAL BANKSHARES INC	540,854
VISHAY INTERTECHNOLOGY INC	536,579
SPX TECHNOLOGIES INC	535,141
AVIENT CORP	531,291
CABOT CORP	530,839
STONECO LTD CLASS A	530,379
ASGN INC	529,486
HILTON GRAND VACATIONS INC	529,421
ADIENT PLC	528,088

ALIGHT INC CLASS A	524,388
ARCOSA INC	523,722
ARROWHEAD PHARMACEUTICALS INC	520,315
TEGNA INC	519,826
BLACKSTONE MORTGAGE TRUST REIT CLA	519,001
HELMERICH & PAYNE INC	516,507
TRINET GROUP INCINARY	514,358
INTELLIA THERAPEUTICS INC	514,113
BOISE CASCADE	513,188
GROUP AUTOMOTIVE INC	511,038
ESSENTIAL PROPERTIES REALTY TRUST	510,324
HILLENBRAND INC	506,954
MACOM TECHNOLOGY SOLUTIONS INC	505,695
GLACIER BANCORP INC	503,520
SKYLINE CHAMPION CORP	501,674
FIRSTCASH HOLDINGS INC	500,155
AMICUS THERAPEUTICS INC	500,089
DENALI THERAPEUTICS INC	495,738
INTERNATIONAL GAME TECHNOLOGY PLC	495,475
NORTHWESTERN CORP	495,288
VALLEY NATIONAL	491,257
SANMINA CORP	490,477
ARRAY TECHNOLOGIES INC	489,810
SYNAPTICS INC	487,008
PHYSICIANS REALTY TRUST REIT	486,796
TG THERAPEUTICS INC	485,523
ALLETE INC	483,760
MR COOPER GROUP INC	481,688
PACIFIC BIOSCIENCES OF CALIFORNIA	478,188
GLAUKOS CORP	476,039
INSTALLED BUILDING PRODUCTS INC	475,983
EVOLENT HEALTH INC CLASS A	475,589
HANCOCK WHITNEY CORP	475,528
OMNICELL INC	473,993
APPLE HOSPITALITY REIT INC	473,442
HOSTESS BRANDS INC CLASS A	473,130
APPFOLIO INC CLASS A	472,352
O I GLASS INC	472,097
KULICKE AND SOFFA INDUSTRIES INC	471,320
THE SIMPLY GOOD FOODS COMPANY	470,072
ITRON INC	469,732
SELECT MEDICAL HOLDINGS CORP	469,712
ZIFF DAVIS INC	469,402
SPIRE INC	469,393
EXTREME NETWORKS INC	467,728
OTTER TAIL CORP	466,969

CALIFORNIA RESOURCES CORP	464,811
COMMVAULT SYSTEMS INC	464,768
DYCOM INDUSTRIES INC	464,715
TRI POINTE HOMES INC	461,519
IRHYTHM TECHNOLOGIES INC	456,713
AMERICAN STATES WATER	454,923
BLOOM ENERGY CLASS A CORP	452,437
LCI INDUSTRIES	451,484
BRINKS	450,730
FTAI AVIATION LTD	450,269
CADENCE BANK	449,677
MADRIGAL PHARMACEUTICALS INC	448,371
ENCORE WIRE CORP	445,488
BLACKBAUD INC	442,882
HECLA MINING	440,443
FOCUS FINANCIAL PARTNERS INC CLASS	440,401
PROGYNY INC	440,254
AMBARELLA INC	438,347
MOOG INC CLASS A	438,274
SURGERY PARTNERS INC	436,853
AMKOR TECHNOLOGY INC	435,153
BLACKLINE INC	434,112
COCA COLA CONSOLIDATED INC	433,766
CYTOKINETICS INC	431,726
INARI MEDICAL INC	429,887
FLYWIRE CORP	426,148
SENSIENT TECHNOLOGIES CORP	425,784
ENVESTNET INC	425,124
HAMILTON LANE INC CLASS A	424,374
CALIX NETWORKS INC	422,338
JETBLUE AIRWAYS CORP	421,080
INTEGER HOLDINGS CORP	420,809
ARCONIC CORP	418,794
SHAKE SHACK INC CLASS A	418,289
COGENT COMMUNICATIONS HOLDINGS INC	418,207
PATTERSON COMPANIES INC	417,978
BROADSTONE NET LEASE INC	417,652
ENSTAR GROUP LTD	417,162
VARONIS SYSTEMS INC	416,619
CNX RESOURCES CORP	416,030
PRESTIGE CONSUMER HEALTHCARE INC	415,416
REATA PHARMACEUTICALS INC CLASS A	415,385
SIGNET JEWELERS LTD	415,315
INMODE LTD	414,585
MGE ENERGY INC	414,457
MOELIS CLASS A	412,367

GMS INC	411,809
ACADIA PHARMACEUTICALS INC	411,701
CALIFORNIA WATER SERVICE GROUP	411,388
ALBANY INTERNATIONAL CORP CLASS A	411,272
PERFICIENT INC	410,734
JOBY AVIATION INC CLASS A	410,513
TOPGOLF CALLAWAY BRANDS CORP	408,831
PTC THERAPEUTICS INC	407,635
FRESHWORKS INC CLASS A	407,399
ABM INDUSTRIES INC	406,838
LXP INDUSTRIAL TRUST	404,947
PROTHENA PLC	403,193
MDC HOLDINGS INC	402,736
LGI HOMES INC	401,702
ENPRO INDUSTRIES INC	401,658
LIVANOVA PLC	401,463
ROGERS CORP	400,615
SABRA HEALTH CARE REIT INC	399,132
FORWARD AIR CORP	398,974
PERMIAN RESOURCES CORP CLASS A	397,760
MATSON INC	396,734
INSMED INC	396,342
WERNER ENTERPRISES INC	395,809
CACTUS INC CLASS A	395,565
UMB FINANCIAL CORP	394,510
VERRA MOBILITY CORP CLASS A	393,296
KOSMOS ENERGY LTD	390,260
CORPORATE OFFICE PROPERTIES TRUST	390,260
SCHRODINGER INC	389,975
CNO FINANCIAL GROUP INC	389,253
RAPID7 INC	389,000
AVISTA CORP	388,694
CARPENTER TECHNOLOGY CORP	386,623
REVOLUTION MEDICINES INC	386,270
QUAKER CHEMICAL CORP	385,707
PEABODY ENERGY CORP	385,418
PLEXUS CORP	384,904
TRANSMEDICS GROUP INC	379,842
RXO INC	378,861
KORN FERRY	377,396
SITE CENTERS CORP	377,233
FORMFACTOR INC	376,933
HUB GROUP INC CLASS A	376,058
UNITED COMMUNITY BANKS INC	375,275
INTERDIGITAL INC	373,842
TIDEWATER INC	373,832

HELEN OF TROY LTD	373,749
FRONTDOOR INC	373,645
HANNON ARMSTRONG SUSTAINABLE INFRA	373,450
ESCO TECHNOLOGIES INC	372,653
UPSTART HOLDINGS INC	371,744
ASSOCIATED BANCORP	371,148
NORTHERN OIL AND GAS INC	370,862
RESIDEO TECHNOLOGIES INC	370,736
PAPA JOHNS INTERNATIONAL INC	369,002
CBIZ INC	368,804
KADANT INC	368,242
WALKER & DUNLOP INC	366,978
DIGITALOCEAN HOLDINGS INC	366,639
AEROVIRONMENT INC	365,958
TREEHOUSE FOODS INC	365,608
VIAVI SOLUTIONS INC	365,574
CAVCO INDUSTRIES INC	365,505
STAAR SURGICAL	365,256
WD-40	364,472
CSW INDUSTRIALS INC	363,624
TEXAS CAPITAL BANCSHARES INC	363,281
BOOT BARN HOLDINGS INC	362,050
KRYSTAL BIOTECH INC	361,944
PATTERSON UTI ENERGY INC	360,141
ACI WORLDWIDE INC	359,483
MUELLER WATER PRODUCTS INC SERIES	359,381
JACKSON FINANCIAL INC CLASS A	359,147
PROGRESS SOFTWARE CORP	358,012
MACERICH REIT	357,259
INNOSPEC INC	354,855
RUSH ENTERPRISES INC CLASS A	354,782
ALARM.COM HOLDINGS INC	354,680
SAGE THERAPEUTICS INC	353,826
SCORPIO TANKERS INC	353,753
ENOVIX CORP	353,566
STEVEN MADDEN LTD	353,510
INTER PARFUMS INC	353,491
AXONICS INC	352,987
YELP INC	352,886
ARBOR REALTY TRUST REIT INC	349,248
CATHAY GENERAL BANCORP	348,521
OUTFRONT MEDIA INC	346,799
DIGITALBRIDGE GROUP INC CLASS A	346,421
ENERGIZER HOLDINGS INC	345,908
EVERTEC INC	345,650
INTERNATIONAL BANCSHARES CORP	344,185

MARQETA INC CLASS A	343,919
COMMUNITY BANK SYSTEM INC	342,412
ARCBEST CORP	340,168
GENWORTH FINANCIAL A INC	340,105
J AND J SNACK FOODS CORP	339,682
MAXLINEAR INC	339,207
BLOOMIN BRANDS INC	338,653
UNIFIRST CORP	338,542
ICF INTERNATIONAL INC	337,968
KONTOOR BRANDS INC	337,179
AXSOME THERAPEUTICS INC	337,095
MATERION CORP	336,319
ARTISAN PARTNERS ASSET MANAGEMENT	336,101
KENNAMETAL INC	335,996
MARATHON DIGITAL HOLDINGS INC	334,650
M I HOMES INC	334,286
CONSOL ENERGY INC	328,404
LIBERTY ENERGY INC CLASS A	328,100
ATRICURE INC	327,701
LUMEN TECHNOLOGIES INC	327,255
MASONITE INTERNATIONAL CORP	326,169
TANGER FACTORY OUTLET CENTERS REIT	325,886
WSFS FINANCIAL CORP	324,920
MYR GROUP INC	324,822
PIPER SANDLER COMPANIES	324,055
DANA INCORPORATED INC	323,153
VERINT SYSTEMS INC	321,535
SEAWORLD ENTERTAINMENT INC	320,937
KNIFE RIVER CORP	320,726
NATIONAL HEALTH INVESTORS REIT INC	320,024
MCGRATH RENT	319,981
FOUR CORNERS PROPERTY INC TRUST	319,888
AXOS FINANCIAL INC	319,188
RED ROCK RESORTS ORS CLASS A INC	319,133
CHINOOK THERAPEUTICS INC	317,926
CARGURUS INC CLASS A	317,680
FOOT LOCKER INC	317,512
OPENDOOR TECHNOLOGIES INC	317,258
SPROUT SOCIAL INC CLASS A	316,842
NUVASIVE INC	313,547
CALLON PETROLEUM	312,859
INGEVITY CORP	312,784
AMPHASTAR PHARMACEUTICALS INC	312,407
ACV AUCTIONS INC CLASS A	312,328
BEAM THERAPEUTICS INC	312,020
IONQ INC	311,961

HELIOS TECHNOLOGIES INC	311,614
CENTURY COMMUNITIES INC	311,460
AMERIS BANCORP	310,456
CONSTELLIUM SE CLASS A	310,236
SJW GROUP	309,676
AMERICAN EAGLE OUTFITTERS INC	308,369
FIRST BANCORP	307,064
C3 AI INC CLASS A	306,850
SITIO ROYALTIES CORP CLASS A	305,704
ALPHA METALLURGICAL RESOURCE INC	304,559
WORTHINGTON INDUSTRIES INC	304,001
EDGEWELL PERSONAL CARE	303,752
URBAN OUTFITTERS INC	303,405
NMI HOLDINGS INC CLASS A	302,972
SUNSTONE HOTEL INVESTORS REIT INC	302,203
NETSCOUT SYSTEMS INC	302,196
TRINITY INDUSTRIES INC	301,398
EQUITY COMMONWEALTH REIT	300,537
REVANCE THERAPEUTICS INC	300,253
FIRST INTERSTATE BANCSYSTEM INC	299,812
GRAHAM HOLDINGS COMPANY CLASS B	299,456
AKERO THERAPEUTICS INC	299,003
SONOS INC	298,545
SERVISFIRST BANCSHARES INC	297,652
BARNES GROUP INC	297,397
SEADRILL LTD	297,144
DORMAN PRODUCTS INC	296,401
INNOVATIVE INDUSTRIAL PROPERTIES I	295,398
SIMMONS FIRST NATIONAL CORP CLASS	294,923
CHESAPEAKE UTILITIES CORP	294,763
IMPINJ INC	294,231
ARCH RESOURCES INC CLASS A	293,965
BANCFIRST CORP	293,664
CRACKER BARREL OLD COUNTRY STORE I	293,424
AAR CORP	292,670
NEOGENOMICS INC	292,667
CARETRUST REIT INC	292,220
VIR BIOTECHNOLOGY INC	291,981
SITIME CORP	291,740
STEPAN	291,458
JACK IN THE BOX INC	287,616
ALLEGIANT TRAVEL	287,161
WARRIOR MET COAL INC	286,321
KENNEDY WILSON HOLDINGS INC	285,171
PARSONS CORP	284,700
GOLAR LNG LTD	284,377

WINNEBAGO INDUSTRIES INC	282,766
SKYWEST INC	281,945
APPIAN CORP CLASS A	281,459
BRIDGEBIO PHARMA INC	281,220
CEREVEL THERAPEUTICS HOLDINGS INC	280,769
GIBRALTAR INDUSTRIES INC	278,924
DAVE AND BUSTERS ENTERTAINMENT INC	278,411
ATLANTIC UNION BANKSHARES CORP	278,002
EASTERN BANKSHARES INC	277,474
PRIMO WATER CORP	277,284
CLEAR SECURE INC CLASS A	277,044
FULTON FINANCIAL CORP	277,021
COHU INC	274,670
PAGERDUTY INC	273,694
XPEL INC	271,610
RIOT PLATFORMS INC	271,174
INDEPENDENT BANK CORP	271,155
SPIRIT AIRLINES INC	270,785
PRICESMART INC	270,763
FIRST FINANCIAL BANCORP	269,256
LUMINAR TECHNOLOGIES INC CLASS A	269,029
FASTLY INC CLASS A	268,784
NATIONAL VISION HOLDINGS INC	268,720
SIX FLAGS ENTERTAINMENT CORP	268,555
PAGSEGURO DIGITAL LTD CLASS A	268,219
GENTHERM INC	267,970
MINERALS TECHNOLOGIES INC	267,855
OCEANEERING INTERNATIONAL INC	267,672
MYRIAD GENETICS INC	267,613
VECTOR GROUP LTD	266,461
URBAN EDGE PROPERTIES	265,982
VERACYTE INC	265,423
OSI SYSTEMS INC	265,000
SUNNOVA ENERGY INTERNATIONAL INC	264,909
MAGNITE INC	262,803
LIVERAMP HOLDINGS INC	262,352
ABERCROMBIE AND FITCH CLASS A	262,140
CINEMARK HOLDINGS INC	261,872
ALAMO GROUP INC	261,152
PACIRA BIOSCIENCES INC	260,695
PENNYMAC FINANCIAL SERVICES INC	259,795
RETAIL OPPORTUNITY INVESTMENTS REI	259,406
KRATOS DEFENSE AND SECURITY SOLUTI	257,919
FIRST MERCHANTS CORP	257,486
READY CAPITAL CORP	257,398
DICE THERAPEUTICS INC	256,692

VERICEL CORP	254,800
Q2 HOLDINGS INC	254,647
CORCEPT THERAPEUTICS INC	254,362
GRIFFON CORP	254,253
PRIVIA HEALTH GROUP INC	254,233
PACFIC PREMIER BANCORP INC	254,054
HARMONIC INC	253,368
GRANITE CONSTRUCTION INC	252,921
XEROX HOLDINGS CORP	252,266
ASANA INC CLASS A	251,763
PEBBLEBROOK HOTEL TRUST REIT	250,655
NEXTIER OILFIELD SOLUTIONS INC	250,651
NAVIENT CORP	248,972
MORPHIC HOLDING INC	248,411
GREIF INC CLASS A	247,040
PJT PARTNERS INC CLASS A	246,456
PATRICK INDUSTRIES INC	246,160
ULTRA CLEAN HOLDINGS INC	246,106
BORR DRILLING LTD	245,192
UPBOUND GROUP INC	245,086
CAL MAINE FOODS INC	244,530
WASHINGTON FEDERAL INC	244,514
BUMBLE INC CLASS A	244,468
NU SKIN ENTERPRISES INC CLASS A	244,186
MODINE MANUFACTURING	243,952
DELEK US HOLDINGS INC	243,883
CHEESECAKE FACTORY INC	243,789
COURSERA INC	243,747
TOWNEBANK	242,742
CVB FINANCIAL CORP	241,948
CREDO TECHNOLOGY GROUP HOLDING LTD	241,876
MIRION TECHNOLOGIES INC CLASS A	241,628
ACUSHNET HOLDINGS CORP	240,264
LESLIES INC	240,093
JBG SMITH PROPERTIES	240,084
ST JOE	240,008
ROCKET LAB USA INC	239,982
PGT INNOVATIONS INC	239,875
MGP INGREDIENTS INC	239,236
RLJ LODGING TRUST REIT	239,157
TEXTAINER GROUP HOLDINGS LTD	239,076
DYNAVAX TECHNOLOGIES CORP	238,167
BANCORP INC	238,116
DIAMONDROCK HOSPITALITY REIT	237,705
VERITIV CORP	237,529
OPENLANE INC	237,280

STERLING INFRASTRUCTURE INC	236,704
CORVEL CORP	236,457
CSG SYSTEMS INTERNATIONAL INC	236,433
SEMTECH CORP	235,989
STANDEX INTERNATIONAL CORP	235,830
KNOWLES CORP	234,310
INVENTRUST PROPERTIES CORP	233,506
HURON CONSULTING GROUP INC	233,078
HANESBRANDS INC	232,616
ENOVA INTERNATIONAL INC	232,506
BRINKER INTERNATIONAL INC	230,580
RADNET INC	230,101
PRIMORIS SERVICES CORP	229,927
ODP CORP	228,575
REMITLY GLOBAL INC	227,553
PHREESIA INC	227,055
GERON CORP	226,774
APOLLO COMMERCIAL REAL ESTATE FINA	226,513
AMERESCO INC CLASS A	226,421
COHEN & STEERS INC	225,987
STRIDE INC	225,837
BANKUNITED INC	225,262
CELLDEX THERAPEUTICS INC	225,126
US PHYSICAL THERAPY INC	225,057
NORTHWEST NATURAL HOLDING COMPANY	224,893
TALOS ENERGY INC	224,347
PHOTRONICS INC	224,244
AGIOS PHARMACEUTICALS INC	223,558
AVIDXCHANGE HOLDINGS INC	223,513
EXPRO GROUP HOLDINGS NV	223,272
PAR PACIFIC HOLDINGS INC	223,098
LAUREATE EDUCATION INC	222,347
ENERGY RECOVERY INC	221,755
VIKING THERAPEUTICS INC	221,607
VISTA OUTDOOR INC	221,471
HILLMAN SOLUTIONS CORP	221,060
INTERNATIONAL SEAWAYS INC	220,989
GETTY REALTY REIT CORP	220,101
STRATEGIC EDUCATION INC	220,005
ADTALEM GLOBAL EDUCATION INC	219,879
ENERPAC TOOL GROUP CORP CLASS A	219,645
BRAZE INC CLASS A	218,819
VENTYX BIOSCIENCES INC	218,776
TRONOX HOLDINGS PLC	218,053
NV5 GLOBAL INC	217,552
SPRINGWORKS THERAPEUTICS INC	217,495

EPLUS	217,262
CANNAE HOLDINGS INC	215,317
JELD WEN HOLDING INC	214,655
ENTERPRISE FINANCIAL SERVICES CORP	214,424
HILLTOP HOLDINGS INC	214,337
MASTERBRAND INC	214,271
JOHN WILEY AND SONS INC CLASS A	213,538
STONEX GROUP INC	213,433
ANDERSONS INC	213,351
GREEN BRICK PARTNERS INC	213,341
PROTAGONIST THERAPEUTICS INC	213,254
H AND E EQUIPMENT SERVICES INC	213,195
OVERSTOCK COM INC	213,008
PROG HOLDINGS INC	212,634
TENNANT	212,265
BRP GROUP INC CLASS A	212,241
WESBANCO INC	210,950
LIBERTY MEDIA LIBERTY BRAVES CORP	210,580
SYLVAMO CORP	210,178
IOVANCE BIOTHERAPEUTICS INC	209,679
MADISON SQUARE GARDEN ENTERTAINMEN	209,587
OXFORD INDUSTRIES INC	209,536
PARK NATIONAL CORP	209,449
ADDUS HOMECARE CORP	208,668
BANNER CORP	207,695
PALOMAR HOLDINGS INC	206,448
SUPERNUS PHARMACEUTICALS INC	205,971
DIAMOND OFFSHORE DRILLING INC	205,440
SEACOAST BANKING OF FLORIDA	204,933
ELME	204,415
EXP WORLD HOLDINGS INC	204,138
XENCOR INC	204,080
SERVICE PROPERTIES TRUST	203,676
SMART GLOBAL HOLDINGS	203,621
IRONWOOD PHARMA INC CLASS A	203,607
OWENS & MINOR INC	203,461
ARCHROCK INC	203,278
MIDDLESEX WATER	203,183
BANK OF NT BUTTERFIELD & SON LTD	202,437
LTC PROPERTIES REIT INC	202,181
CENTRAL GARDEN AND PET CLASS A	202,025
VIRTUS INVESTMENT PARTNERS INC	201,419
SQUARESPACE INC CLASS A	200,563
COMPASS DIVERSIFIED	200,394
BIOHAVEN LTD	199,923
TTM TECHNOLOGIES INC	199,715

EASTERLY GOVERNMENT PROPERTIES INC	199,520
RENASANT CORP	198,980
BGC PARTNERS INC CLASS A	197,977
GREENBRIER INC	197,786
ZENTALIS PHARMACEUTICALS INC	197,752
DIGI INTERNATIONAL INC	197,698
ALPHATEC HOLDNGS INC	197,582
STEPSTONE GROUP INC CLASS A	197,488
AGILYSYS INC	197,271
NELNET INC CLASS A	197,109
PDF SOLUTIONS INC	196,952
PROS HOLDINGS INC	196,935
JAMF HOLDING CORP	196,859
CHIMERA INVESTMENT CORP	196,676
SYNDAX PHARMACEUTICALS INC	195,842
GOOSEHEAD INSURANCE INC CLASS A	194,959
TWO HARBORS INVESTMENT CORP	194,792
UFP TECHNOLOGIES INC	194,625
ZUORA INC CLASS A	194,454
APOLLO MEDICAL HOLDINGS INC	193,487
XENIA HOTELS RESORTS REIT INC	193,439
TRIUMPH FINANCIAL INC	193,211
HNI CORP	193,202
ALEXANDER AND BALDWIN INC	191,894
VERADIGM INC	191,633
BIOCRYST PHARMACEUTICALS INC	190,129
SALLY BEAUTY HOLDINGS INC	190,042
REDFIN CORP	189,802
MODEL N INC	189,671
LINDSAY CORP	189,512
HERBALIFE NUTRITION LTD	188,696
CTS CORP	188,552
AURINIA PHARMACEUTICALS INC	187,143
CARS.COM INC	186,546
STOCK YARDS BANCORP INC	186,516
LEMAITRE VASCULAR INC	185,693
MATTHEWS INTERNATIONAL CORP CLASS	185,184
INDIE SEMICONDUCTOR INC CLASS A	184,851
3D SYSTEMS CORP	184,648
VEECO INSTRUMENTS INC	184,639
CUSHMAN AND WAKEFIELD PLC	183,854
VERIS RESIDENTIAL INC	183,789
NBT BANCORP INC	183,583
FEDERAL AGRICULTURAL MORTGAGE NON	183,556
CATALYST PHARMACEUTICALS INC	183,550
PROCEPT BIOROBOTICS CORP	182,653

CHEFS WAREHOUSE INC	182,269
CAMPING WORLD HOLDINGS INC CLASS A	182,105
AMERICAN WOODMARK CORP	181,990
KRISPY KREME INC	181,812
IDEAYA BIOSCIENCES INC	181,632
ZIPRECRUITER INC CLASS A	180,850
CONSTRUCTION PARTNERS INC CLASS A	180,618
LEGALZOOM COM INC	180,596
RADIUS GLOBAL INFRASTRUCTURE INC C	180,290
CITY HOLDING	180,070
KFORCE INC	179,834
PURECYCLE TECHNOLOGIES INC	179,742
URANIUM ENERGY CORP	179,687
OSCAR HEALTH INC CLASS A	179,561
EMBECTA CORP	179,388
SWEETGREEN INC CLASS A	179,236
APARTMENT INVESTMENT AND MANAGEMEN	179,133
WORLD KINECT	179,130
IROBOT CORP	179,054
TRUSTMARK CORP	178,971
MARTEN TRANSPORT LTD	178,622
SILK ROAD MEDICAL INC	178,208
NEXTRACKER INC CLASS A	178,070
LIBERTY LATIN AMERICA LTD CLASS C	177,848
NORTHWEST BANCSHARES INC	177,391
LADDER CAPITAL CORP CLASS A	177,365
MONRO INC	176,984
INDEPENDENT BANK GROUP INC	176,345
ARVINAS INC	176,123
ACADIA REALTY TRUST REIT	175,716
LA-Z-BOY INC	175,678
EVERI HOLDINGS INC	175,414
PATHWARD FINANCIAL INC	175,380
VICOR CORP	174,312
YEXT INC	173,812
PENNYMAC MORTGAGE INVESTMENT TRUST	173,407
SPRINKLR INC CLASS A	172,557
WABASH NATIONAL CORP	172,429
SHUTTERSTOCK INC	171,708
AVANOS MEDICAL INC	171,329
UNIVERSAL CORP	171,194
PEDIATRIX MEDICAL GROUP INC	171,032
UPWORK INC	170,810
LIGAND PHARMACEUTICALS INC	170,444
DILLARDS INC CLASS A	170,318
CERENCE INC	170,265

COMMSCOPE HOLDING INC	170,229
ARCELLX INC	170,210
MONTROSE ENVIRONMENTAL GRP INC	170,123
ORION SA	169,972
TWIST BIOSCIENCE CORP	169,634
MALIBU BOATS CLASS A INC	169,351
METHODE ELECTRONICS INC	168,974
ADEIA INC	168,310
HEARTLAND FINANCIAL USA INC	168,195
OFG BANCORP	168,164
COMPASS MINERALS INTERNATIONAL INC	168,130
DHT HOLDINGS INC	167,725
HORACE MANN EDUCATORS CORP	167,342
INGLES MARKETS INC CLASS A	167,118
89BIO INC	167,044
KAISER ALUMINIUM CORP	166,850
HARMONY BIOSCIENCES HLDG INC	166,801
PAYONEER GLOBAL INC	166,753
PROVIDENT FINANCIAL SERVICES INC	166,325
UNITED NATURAL FOODS INC	166,234
COLUMBUS MCKINNON CORP	165,689
STELLAR BANCORP INC	165,518
MILLERKNOLL INC	165,137
FIRST COMMONWEALTH FINANCIAL CORP	165,032
WOLVERINE WORLD WIDE INC	164,895
MFA FINANCIAL INC	164,733
UTZ BRANDS INC CLASS A	164,254
ZETA GLOBAL HOLDINGS CORP CLASS A	164,250
DONNELLEY FINANCIAL SOLUTIONS INC	163,862
FRANKLIN BSP REALTY TRUST INC	163,661
GREEN PLAINS INC	163,650
HEALTHCARE SERVICES GROUP INC	163,558
RELAY THERAPEUTICS INC	163,519
ENCORE CAPITAL GROUP INC	163,363
UNITI GROUP INC	163,174
LAKELAND FINANCIAL CORP	163,027
HIMS HERS HEALTH INC CLASS A	162,855
NATIONAL BEVERAGE CORP	162,698
NOW INC	162,569
GLOBAL NET LEASE INC	162,475
GOGO INC	162,446
TREACE MEDICAL CONCEPTS INC	162,382
TRIMAS CORP	162,273
E2OPEN PARENT HOLDINGS INC CLASS A	162,254
FB FINANCIAL CORP	162,241
HAIN CELESTIAL GROUP INC	160,678

FIRST BUSEY CORP	159,795
TRAVERE THERAPEUTICS INC	159,652
ROCKET PHARMACEUTICALS INC	159,258
SCHOLASTIC CORP	158,477
FISKER INC CLASS A	158,332
EVERBRIDGE INC	158,091
SANDY SPRING BANCORP INC	156,810
FIRST BANCORP	156,664
NETSTREIT CORP	156,541
NEXPOINT RESIDENTIAL TRUST INC	156,269
CORECIVIC REIT INC	156,225
CORE LABORATORIES INC	156,147
AMYLYX PHARMACEUTICALS INC	155,735
OUTSET MEDICAL INC	155,561
NAPCO SECURITY TECHNOLOGIES INC	155,232
AZZ INC	154,805
BUCKLE INC	154,731
ARCUS BIOSCIENCES INC	154,640
ICHOR HOLDINGS LTD	154,613
COMSTOCK RESOURCES INC	154,071
NAVITAS SEMICONDUCTOR CORP	153,736
AIR TRANSPORT SERVICES GROUP INC	153,243
CIMPRESS PLC	153,161
TRICO BANCSHARES	153,052
LENDINGCLUB CORP	152,997
POWERSCHOOL HOLDINGS INC CLASS A	152,929
SABRE CORP	152,575
AEHR TEST SYSTEMS	152,543
APOGEE ENTERPRISES INC	152,426
OPEN LENDING CORP	152,122
STEWART INFO SERVICES CORP	152,012
FIGS INC CLASS A	151,697
WEIS MARKETS INC	151,664
ECOVYST INC	151,054
COMPASS INC CLASS A	151,050
CHEGG INC	150,960
JOHN B SANFILIPPO AND SON INC	150,809
SFL LTD	150,791
GULFPORT ENERGY CORP	150,670
FLUENCE ENERGY INC CLASS A	150,463
CYMABAY THERAPEUTICS INC	150,278
HELIX ENERGY SOLUTIONS GROUP INC	149,895
CLAROS MORTGAGE TRUST INC	149,200
ASTEC INDUSTRIES INC	148,998
MANNKIND CORP	148,962
ARMOUR RESIDENTIAL REIT INC	148,904

CIRCOR INTERNATIONAL INC	148,633
PIEDMONT LITHIUM INC	148,488
CYTEK BIOSCIENCES INC	148,485
AMERISAFE INC	148,230
MEDIFAST INC	147,180
RECURSION PHARMACEUTICALS INC CLAS	146,875
PLIANT THERAPEUTICS INC	146,464
A10 NETWORKS INC	146,119
IMMUNOVANT INC	145,367
CVR ENERGY INC	144,557
EMPIRE STATE REALTY REIT INC TRUST	144,063
OCEANFIRST FINANCIAL CORP	143,423
NUVALENT INC CLASS A	143,378
VIRIDIAN THERAPEUTICS ORS INC	143,216
PACWEST BANCORP	143,106
GRAFTECH INTERNATIONAL LTD	142,874
WARBY PARKER INC CLASS A	142,863
PLYMOUTH INDUSTRIAL REIT INC	142,540
B AND G FOODS INC	142,485
N ABLE INC	142,140
ENERGY FUELS INC	141,455
RYERSON HOLDING CORP	141,245
VIRGIN GALACTIC HOLDINGS INC SHS C	141,042
S AND T BANCORP INC	140,763
PIEDMONT OFFICE REALTY TRUST REIT	140,355
CROSS COUNTRY HEALTHCARE INC	139,445
PEOPLES BANCORP INC	139,441
CASSAVA SCIENCES INC	139,077
EMPLOYERS HOLDINGS INC	138,791
FORGEROCK INC CLASS A	138,624
LIFESTANCE HEALTH GROUP INC	138,320
ARGO GROUP INTERNATIONAL HOLDINGS	138,249
SAFETY INSURANCE GROUP INC	137,989
INFINERA CORP	137,713
LIONS GATE ENTERTAINMENT NON VOTIN	137,366
AMERICAN AXLE AND MANUFACTURING HO	137,315
DOLE PLC	136,782
PORTILLO S INC CLASS A	136,712
VERVE THERAPEUTICS INC	136,331
PERIMETER SOLUTIONS SA	136,327
REPLIMUNE GROUP INC	135,767
TIMKENSTEEL CORP	135,762
AMERICAN ASSETS TRUST REIT INC	135,686
LIVE OAK BANCSHARES INC	135,470
NOVAGOLD RESOURCES INC	135,468
NATIONAL WESTERN LIFE GROUP INC CL	135,057

CRINETICS PHARMACEUTICALS INC	135,042
WESTAMERICA BANCORPORATION	134,969
MONARCH CASINO AND RESORT INC	134,912
GOLDEN OCEAN GROUP LTD	134,624
HOPE BANCORP INC	134,560
SHENANDOAH TELECOMMUNICATIONS	134,397
ADVANSIX INC	134,078
SI BONE INC	133,713
WINMARK CORP	133,653
PROTO LABS INC	133,337
BENCHMARK ELECTRONICS INC	133,309
CENTERSPACE	132,783
NECESSITY RETAIL REIT INC CLASS A	132,746
ARLO TECHNOLOGIES INC	132,677
UDEMY INC	132,258
ENGAGESMART INC	132,103
WISDOMTREE INC	131,541
NEVRO CORP	131,447
DINE BRANDS GLOBAL INC	131,206
ORIGIN BANCORP INC	131,176
HAWKINS INC	130,241
US SILICA HOLDINGS INC	130,046
NEW YORK MORTGAGE TRUST REIT INC	129,952
STURM RUGER INC	129,858
COEUR MINING INC	129,745
AURORA INNOVATION INC CLASS A	129,151
LAKELAND BANCORP INC	128,999
TEEKAY TANKERS LTD CLASS A	128,988
QUANEX BUILDING PRODUCTS CORP	128,961
CUSTOMERS BANCORP INC	128,938
FLEX LNG LTD	128,928
UMH PROPERTIES INC	128,527
NICOLET BANKSHARES INC	128,418
CHASE CORP	128,251
VAREX IMAGING CORP	128,221
KEROS THERAPEUTICS INC	128,214
RPT REALTY	128,201
BRIGHTSPIRE CAPITAL INC CLASS A	127,857
ACCOLADE INC	127,601
INHIBRX INC	127,490
JANUS INTERNATIONAL GROUP INC	127,376
FUELCELL ENERGY INC	126,878
NEXTGEN HEALTHCARE INC	126,792
VICTORY CAPITAL HOLDINGS CLASS A I	126,791
ADAPTHEALTH CORP	126,738
AVANTAX INC	126,671

PRA GROUP INC	126,612
NEWMARK GROUP INC CLASS A	126,384
PARAMOUNT GROUP REIT INC	126,233
AVID TECHNOLOGY INC	126,200
B RILEY FINANCIAL INC	126,031
BREAD FINANCIAL HOLDINGS INC	125,874
PAR TECHNOLOGY CORP	125,858
AVEPOINT INC CLASS A	125,752
DIGITAL TURBINE INC	125,660
LEMONADE INC	125,263
NABORS INDUSTRIES LTD	125,032
THERMON GROUP HOLDINGS INC	124,701
GREEN DOT CORP CLASS A	124,584
LIFE TIME GROUP HOLDINGS INC	124,570
BERKSHIRE HILLS BANCORP INC	124,504
ELLINGTON FINANCIAL INC	124,476
KYMERA THERAPEUTICS INC	124,238
LEONARDO DRS INC	123,998
FIRST ADVANTAGE CORP	123,881
ONESPAWORLD HOLDINGS LTD	123,819
SUNPOWER CORP	123,323
OPKO HEALTH INC	123,226
MRC GLOBAL INC	123,217
FRESH DEL MONTE PRODUCE INC	122,688
GERMAN AMERICAN BANCORP INC	122,582
AVID BIOSERVICES INC	122,265
COMMUNITY HEALTHCARE TRUST INC	122,042
MERCURY GENERAL CORP	121,867
GEO GROUP REIT INC	120,975
TECHTARGET INC	120,909
RHYTHM PHARMACEUTICALS INC	120,641
SUN COUNTRY AIRLINES HOLDINGS INC	120,515
CLEAN ENERGY FUELS CORP	120,513
VERITEX HOLDINGS INC	120,508
MATIV HOLDINGS INC	120,007
ADTRAN HOLDINGS INC	119,726
PROPETRO HOLDING CORP	119,694
CALERES INC	119,650
GOLDEN ENTERTAINMENT INC	119,506
TELEPHONE AND DATA SYSTEMS INC	119,500
NATIONAL BANK HOLDINGS CORP CLASS	119,471
NIKOLA CORP	119,073
SIRIUSPOINT LTD	118,663
STEM INC	118,627
EARTHSTONE ENERGY INC CLASS A	118,378
TRIUMPH GROUP INC	118,010

DELUXE CORP	117,868
BLUELINX HOLDINGS INC	117,506
SAPIENS INTERNATIONAL NV	117,412
G III APPAREL GROUP LTD	117,104
MARCUS & MILLICHAP INC	117,091
MICROVISION INC	116,909
REGENXBIO INC	116,782
LIGHTWAVE LOGIC INC	116,420
COGENT BIOSCIENCES INC	116,411
FIRST BANCSHARES INC	115,944
MULTIPLAN CORP CLASS A	115,888
POINT BIOPHARMA GLOBAL INC	115,479
QUANTERIX CORP	115,321
BEAZER HOMES INC	115,253
UNITIL CORP	114,960
SPARTANNASH	114,846
DORIAN LPG LTD	114,732
MATTERPORT INC CLASS A	114,723
PUBMATIC INC CLASS A	114,506
BEYOND MEAT INC	114,211
PERDOCEO EDUCATION CORP	113,743
PEAKSTONE REALTY TRUST CLASS E	113,523
TRUPANION INC	113,278
STANDARD MOTOR PRODUCTS INC	113,085
SCHNITZER STEEL INDUSTRIES INC CLA	112,672
AVIDITY BIOSCIENCES INC	112,552
LI CYCLE HOLDINGS CORP	112,543
DRIL QUIP INC	112,185
STAGWELL INC CLASS A	112,079
BANK FIRST CORP	111,987
SP PLUS CORP	111,972
VITAL ENERGY INC	111,882
ARMADA HOFFLER PROPERTIES REIT INC	111,836
ENVIRI CORP	111,620
SOUTHSIDE BANCSHARES INC	111,363
PARAGON INC	111,212
BRANDYWINE REALTY TRUST REIT	111,102
RXSIGHT INC	111,082
PROASSURANCE CORP	110,851
BIOLIFE SOLUTIONS INC	110,699
ADAPTIVE BIOTECHNOLOGIES CORP	110,460
SHYFT GROUP INC	110,168
ALPHA AND OMEGA SEMICONDUCTOR LTD	110,110
ADMA BIOLOGICS INC	109,896
THE VITA COCO COMPANY INC	109,845
ATRION CORP	109,746

IMAX CORP	109,636
INNOVIVA INC	109,605
CAPITOL FEDERAL FINANCIAL INC	109,555
SOVOS BRANDS INC	109,516
PATRIA INVESTMENTS LTD CLASS A	109,352
SONIC AUTOMOTIVE INC CLASS A	108,974
THRYV HOLDINGS INC	108,929
INTERNATIONAL MONEY EXPRESS INC	108,840
AMPLITUDE INC CLASS A	108,240
TOMPKINS FINANCIAL CORP	108,002
TELLURIAN INC	107,992
FULGENT GENETICS INC	107,905
ENACT HOLDINGS INC	107,632
NATIONAL HEALTHCARE CORP	107,320
BJS RESTAURANTS INC	107,293
CRYOPORT INC	107,278
EVENTBRITE CLASS A INC	106,683
XOMETRY INC CLASS A	106,557
GLOBALSTAR VOTING INC	106,343
ANYWHERE REAL ESTATE INC	105,992
NORDIC AMERICAN TANKERS LTD	105,920
MIMEDX GROUP INC	105,562
SPHERE ENTERTAINMENT CLASS A	105,232
SCANSOURCE INC	105,086
SAFEHOLD INC	104,958
MARINEMAX INC	104,427
USANA HEALTH SCIENCES INC	104,394
COLLEGIUM PHARMACEUTICAL INC	104,377
DOCGO INC	104,363
HEARTLAND EXPRESS INC	103,842
BROOKDALE SENIOR LIVING INC	103,795
DECIPHERA PHARMACEUTICALS INC	103,488
IVANHOE ELECTRIC INC	103,485
CHUYS HOLDINGS INC	103,397
ACLARIS THERAPEUTICS INC	103,306
BROOKLINE BANCORP INC	103,193
REDWOOD TRUST REIT INC	102,653
NANO X IMAGING LTD	102,606
QCR HOLDINGS INC	102,534
THOUGHTWORKS HOLDING INC	101,827
ARDELYX INC	101,680
SMARTRENT INC CLASS A	101,522
MYERS INDUSTRIES INC	101,502
CRA INTERNATIONAL INC	101,490
1ST SOURCE CORP	101,093
STEELCASE INC CLASS A	100,893

MAXEON SOLAR TECHNOLOGIES LTD	100,841
TTEC HOLDINGS INC	100,776
KKR REAL ESTATE FINANCE INC TRUST	100,755
SUMMIT HOTEL PROPERTIES REIT INC	100,521
A MARK PRECIOUS METALS INC	100,401
BANK OF HAWAII CORP	100,271
SIMULATIONS PLUS INC	99,659
DOUGLAS EMMETT REIT INC	99,630
KAMAN CORP	99,534
HEALTH CATALYST INC	99,200
ORTHOPEDIATRICS CORP	98,794
DOUGLAS DYNAMICS INC	98,724
NLIGHT INC	98,549
BEAUTY HEALTH COMPANY CLASS A CLAS	98,507
BIGCOMMERCE HOLDINGS INC SERIES	98,356
FRANCHISE GROUP INC	98,264
MIRUM PHARMACEUTICALS INC	98,047
EBIX INC	97,952
PROKIDNEY CORP CLASS A	97,666
UNIVERSAL HEALTH REALTY INCOME TRU	97,539
ARTIVION INC	97,364
KURA ONCOLOGY INC	97,294
ANI PHARMACEUTICALS INC	97,217
CONNECTONE BANCORP INC	97,134
SELECT WATER SOLUTIONS INC CLASS A	97,103
BRIGHTSPHERE INVESTMENT GROUP INC	96,831
DENNYS CORP	96,675
GRAY TELEVISION INC	96,522
EVOLV TECHNOLOGIES HOLDINGS INC CL	96,504
KOPPERS HOLDINGS INC	96,401
OLO INC CLASS A	96,377
ARCTURUS THERAPEUTICS HOLDINGS INC	96,307
INTEGRAL AD SCIENCE HOLDING CORP	96,247
BRISTOW GROUP INC	96,044
DIVERSEY HOLDINGS LTD	95,931
EAGLE BULK SHIPPING INC	95,600
REVOLVE GROUP CLASS A INC	95,579
ARKO	94,907
RCI HOSPITALITY HOLDINGS INC	94,000
CORSAIR GAMING INC	93,880
CHICOS FAS INC	93,812
NOVAVAX INC	93,737
MESA LABORATORIES INC	93,548
INTAPP INC	93,124
ALKAMI TECHNOLOGY INC	93,030
MANITOWOC INC	92,719

SOUNDHOUND AI INC CLASS A	92,620
APPLIED DIGITAL CORP	92,593
SUNCOKE ENERGY INC	92,410
REPAY HOLDINGS CORP CLASS A	92,104
KIMBALL ELECTRONICS INC	91,980
NATIONAL RESEARCH CORP	91,893
ORTHOFIX MEDICAL INC	91,889
ARCHER AVIATION INC CLASS A	91,633
GORMAN-RUPP	91,593
ASSETMARK FINANCIAL HOLDINGS INC	91,590
ACM RESEARCH CLASS A INC	91,442
TRANSCAT INC	91,111
FARMLAND PARTNERS INC	90,769
KINETIK HOLDINGS INC CLASS A	90,591
CLEARFIELD INC	90,486
BARRETT BUSINESS SERVICES INC	90,339
PREMIER FINANCIAL CORP	90,337
EAGLE BANCORP INC	90,332
ETHAN ALLEN INTERIORS INC	89,902
EUROPEAN WAX CENTER INC CLASS A	89,852
GLOBAL MEDICAL REIT INC	89,730
PLANET LABS CLASS A	89,107
DYNEX CAPITAL REIT INC	88,885
HAYNES INTERNATIONAL INC	88,630
DIME COMMUNITY BANCSHARES INC	88,009
HERITAGE CRYSTAL INC	87,975
URSTADT BIDDLE PROPERTIES REIT INC	87,910
AMBAC FINANCIAL GROUP INC	87,875
AMERICAS CAR MART INC	87,707
THERAVANCE BIOPHARMA INC	87,665
BANC OF CALIFORNIA INC	87,626
CONSENSUS CLOUD SOLUTIONS INC	87,606
RPC INC	87,366
CBL ASSOCIATES PROPERTIES INC	86,992
CONDUENT INC	86,578
SUNOPTA INC	86,502
GENCO SHIPPING AND TRADING LTD	86,032
BANCO LATINOAMERICANO DE COMERCIO	86,012
ONESPAN INC	85,879
GUESS INC	85,794
BEL FUSE INC CLASS B	85,656
TITAN MACHINERY INC	85,344
TITAN INTERNATIONAL INC	85,273
DREAM FINDERS HOMES INC CLASS A	85,131
JAMES RIVER GROUP HOLDINGS LTD	85,037
HYSTER YALE MATERIALS HANDLING INC	84,988

ANTERIX INC	84,866
EQRX INC	84,846
OLD SECOND BANCORP INC	84,746
SMITH WESSON BRANDS INC	84,643
COMMUNITY TRUST BANCORP INC	84,585
CEVA INC	84,238
ECHOSTAR CORP CLASS A	84,186
HAWAIIAN HOLDINGS INC	84,103
DAY ONE BIOPHARMACEUTICALS INC	84,070
CRICUT INC CLASS A	83,643
VIAD CORP	83,462
HACKETT GROUP INC	83,455
SLEEP NUMBER CORP	83,368
TACTILE SYSTEMS TECHNOLOGY INC	82,892
EDITAS MEDICINE INC	82,835
KELLY SERVICES INC CLASS A	82,732
PRIME MEDICINE INC	82,641
TRUEBLUE INC	82,617
ANAVEX LIFE SCIENCES CORP	82,593
MISSION PRODUCE INC	82,464
VIMEO INC	82,458
ENHABIT INC	82,386
MODIVCARE INC	82,373
VSE CORP	82,308
4D MOLECULAR THERAPEUTICS INC	82,038
GLADSTONE COMMERCIAL REIT CORP	81,865
INSTEEL INDUSTRIES INC	81,783
XPERI INC	81,412
GLADSTONE LAND REIT CORP	81,317
HEALTHSTREAM INC	81,269
DUCKHORN PORTFOLIO INC	80,829
ARES COMMERCIAL REAL ESTATE REIT C	80,246
V2X INC	80,238
VITESSE ENERGY INC	80,237
UNIVEST FINANCIAL CORP	80,112
EW SCRIPPS CLASS A	79,761
PREFERRED BANK	79,626
COMMUNITY HEALTH SYSTEMS INC	79,583
RAPT THERAPEUTICS INC	79,325
SANA BIOTECHNOLOGY INC	79,280
DIVERSIFIED HEALTHCARE TRUST	79,220
HEIDRICK AND STRUGGLES INTERNATION	79,039
ACCEL ENTERTAINMENT INC CLASS A	78,947
HERITAGE COMMERCE CORP	78,900
GOPRO INC CLASS A	78,635
MERIDIANLINK INC	78,582

AGENUS INC	78,571
KURA SUSHI USA INC	78,543
POWELL INDUSTRIES INC	78,525
ENNIS INC	78,259
BERRY	78,232
VERA THERAPEUTICS INC CLASS A	78,180
LSB INDUSTRIES INC	78,160
LYELL IMMUNOPHARMA INC	78,085
FIRST COMMUNITY BANKSHARES INC	78,012
SHARECARE INC CLASS A	77,924
ALLIED MOTION TECHNOLOGIES INC	77,803
YORK WATER	77,464
RESOURCES CONNECTION INC	77,387
HERITAGE FINANCIAL CORP	77,099
GREAT LAKES DREDGE AND DOCK CORP	77,071
MARINUS PHARMACEUTICALS INC	77,063
COUCHBASE INC	76,948
REX AMERICAN RESOURCES CORP	76,826
SOLARWINDS CORP	76,704
WASHINGTON TRUST BANCORP INC	76,596
COLUMBIA FINANCIAL INC	76,508
I3 VERTICALS INC CLASS A	76,421
FIRST MID BANCSHARES INC	76,258
LIONS GATE ENTERTAINMENT VOTING CO	75,514
WHITESTONE REIT	75,408
CASS INFORMATION SYSTEMS INC	75,388
SILVERBOW RESOURCES INC	75,246
DXP ENTERPRISES INC	75,114
AMERICAN WELL CORP CLASS A	75,018
WORLD ACCEPTANCE CORP	74,912
CLEAR CHANNEL OUTDOOR HOLDINGS INC	74,599
GRID DYNAMICS HOLDINGS INC CLASS A	74,444
TPG RE FINANCE TRUST INC	74,359
TRUSTCO BANK CORP	74,329
PC CONNECTION INC	74,099
MASTERCRAFT BOAT HOLDINGS INC	73,867
CLEARWATER PAPER CORP	73,571
VIZIO HOLDING CORP CLASS A	73,433
PEAPACK GLADSTONE FINANCIAL CORP	73,333
DEFINITIVE HEALTHCARE CORP CLASS A	73,304
MONTAUK RENEWABLES INC	73,083
FRANKLIN COVEY	73,033
2SEVENTY BIO INC	73,016
INTERFACE INC	72,166
ASTRONICS CORP	71,993
DESIGNER BRANDS INC CLASS A	71,932

ACCO BRANDS CORP	71,867
DESKTOP METAL INC CLASS A	71,860
STONERIDGE INC	71,592
ARDMORE SHIPPING CORP	71,297
SINCLAIR INC CLASS A	71,145
CALAVO GROWERS INC	71,099
ARCUTIS BIOTHERAPEUTICS INC	71,037
CAMDEN NATIONAL CORP	71,014
ALIGNMENT HEALTHCARE INC	70,834
BROOKFIELD BUSINESS CORP CLASS A	70,385
BYLINE BANCORP INC	70,008
DIAMOND HILL INVESTMENT GROUP INC	69,890
INVESCO MORTGAGE CAPITAL REIT INC	69,887
AGILITI INC	69,845
AMERANT BANCORP INC CLASS A	69,791
BALLY S CORP	69,507
HARROW HEALTH INC	69,172
PULMONX CORP	69,142
SAUL CENTERS REIT INC	68,983
CENTURY ALUMINUM	68,853
NEXTDOOR HOLDINGS INC CLASS A	68,744
NURIX THERAPEUTICS INC	68,661
COSTAMARE INC	68,531
MERCANTILE BANK CORP	68,525
FARMERS NATIONAL BANC CORP	68,406
HOVNANIAN ENTERPRISES INC CLASS A	68,256
EOS ENERGY ENTERPRISES INC CLASS A	68,247
OLYMPIC STEEL INC	68,159
UNITED FIRE GROUP INC	68,093
GREAT SOUTHERN BANCORP INC	68,080
8X8 INC	67,782
AMER VANGUARD CORP	67,745
DYNE THERAPEUTICS INC	67,714
QUINSTREET INC	67,391
TRINSEO PLC	67,290
ENLIVEN THERAPEUTICS INC	67,067
ARGAN INC	67,036
INSTRUCTURE HOLDINGS INC	66,724
OMNIAB INC	66,602
SERES THERAPEUTICS INC	66,370
DOMO INC CLASS B	66,366
HIBBETT INC	66,266
F&G ANNUITIES AND LIFE INC	66,237
DUCOMMUN INC	66,183
CAREDX INC	66,139
CANTALOUPE INC	66,100

CROSSFIRST BANKSHARES INC	66,040
CAMBRIDGE BANCORP	65,932
OIL STATES INTERNATIONAL INC	65,870
NORTHFIELD BANCORP INC	65,770
IES INC	65,526
PITNEY BOWES INC	65,345
23ANDME HOLDING CLASS A	65,329
MITEK SYSTEMS INC	65,278
ROVER GROUP INC CLASS A	65,224
CRESCENT ENERGY CLASS A	64,833
ZYMEWORKS INC	64,446
EXPENSIFY INC CLASS A	64,431
HANMI FINANCIAL CORP	64,214
CHATHAM LODGING TRUST REIT	64,191
HORIZON BANCORP INC	64,094
ORIGIN MATERIALS INC CLASS A	63,862
AARONS COMPANY INC	63,757
CERUS CORP	63,684
NVE CORP	63,531
KINIKSA PHARMACEUTICALS LTD CLASS	63,318
ALEXANDERS REIT INC	63,248
TPI COMPOSITES INC	63,226
HAVERTY FURNITURE COMPANIES INC	63,160
SURMODICS INC	62,964
RUSH ENTERPRISES INC CLASS B	62,615
MBIA INC	61,949
WIDEOPENWEST INC	61,933
LIBERTY MEDIA LIBERTY BRAVES CORP	61,707
BIOMEA FUSION INC	61,701
VISHAY PRECISION GROUP INC	61,669
REV GROUP INC	61,619
ORION OFFICE REIT INC	61,532
FUBOTV INC	61,472
BOSTON OMAHA CORP CLASS A	61,297
VERTEX ENERGY INC	60,988
CAPITAL CITY BANK INC	60,974
NETGEAR INC	60,874
KEARNY FINANCIAL CORP	60,778
AVITA MEDICAL INC	60,522
PETIQ INC CLASS A	60,437
P10 INC CLASS A	60,387
VAALCO ENERGY INC	60,348
NEXPOINT DIVERSIFIED REAL ESTATE C	60,346
COASTAL FINANCIAL CORP	60,240
ENANTA PHARMACEUTICALS INC	60,198
PLAYSTUDIOS INC CLASS A	60,172

XPONENTIAL FITNESS INC CLASS A	60,168
ONEWATER MARINE CLASS A INC	60,158
ASPEN AEROGELS INC	59,996
CENTRAL PACIFIC FINANCIAL CORP	59,808
MIDLAND STATES BANCORP INC	59,790
CTO REALTY GROWTH INC	59,596
TARGET HOSPITALITY CORP	59,518
HUDSON TECHNOLOGIES INC	59,480
I GOLD CORP	59,445
CARRIAGE SERVICES INC	59,420
DIGIMARC CORP	59,380
TARSUS PHARMACEUTICALS INC	59,143
BURKE HERBERT FINANCIAL SERVICES T	59,064
HCI GROUP INC	59,062
MAXCYTE INC	58,940
ALLOGENE THERAPEUTICS INC	58,914
FATE THERAPEUTICS INC	58,848
MERCHANTS BANCORP	58,757
TETRA TECHNOLOGIES INC	58,673
ORCHID ISLAND CAPITAL INC	58,591
UNITED STATES LIME AND MINERALS IN	58,489
CADRE HOLDINGS INC	58,468
FIRST FINANCIAL CORPORATION INDIAN	58,349
TURNING POINT BRANDS INC	57,984
RMR GROUP INC CLASS A	57,948
BUSINESS FIRST BANCSHARES INC	57,929
SL GREEN REALTY REIT CORP	57,876
SOLID POWER INC CLASS A	57,856
FORESTAR GROUP INC	57,773
MOVADO GROUP INC	57,711
GEVO INC	57,508
SHOE CARNIVAL INC	56,704
NEWPARK RESOURCES INC	56,474
BLUE BIRD CORP	56,447
OCULAR THERAPEUTIX INC	56,368
ATN INTERNATIONAL INC	56,327
CNB FINANCIAL CORP	56,162
IHEARTMEDIA INC CLASS A	56,162
SUPER GROUP LTD	56,101
NEWTEKONE INC	56,032
MONDEE HOLDINGS INC CLASS A	55,937
LOVESAC COMPANY	55,813
HARBORONE BANCORP INC	55,752
CENTRAL GARDEN AND PET	55,596
UNIVERSAL INSURANCE HOLDINGS INC	55,409
CECO ENVIRONMENTAL CORP	55,030

LINDBLAD EXPEDITIONS HOLDINGS INC	54,977
LUXFER HOLDINGS PLC	54,928
BLUEGREEN VACATIONS HOLDING CORP C	54,901
ANAPTYSBIO INC	54,816
AMNEAL PHARMACEUTICALS INC CLASS A	54,681
METROPOLITAN BANK HOLDING CORP	54,665
GLOBAL INDUSTRIAL	54,568
MILLER INDUSTRIES INC	54,553
EQUITY BANCSHARES INC CLASS A	54,535
ANGIODYNAMICS INC	54,528
CUSTOM TRUCK ONE SOURCE INC	54,473
ALDEYRA THERAPEUTICS INC	54,468
TEEKAY CORP	54,420
IDT CORP CLASS B	54,388
ALECTOR INC	54,354
ANIKA THERAPEUTICS INC	54,272
FRP HOLDINGS INC	54,231
FLUSHING FINANCIAL CORP	54,223
WW INTERNATIONAL INC	54,177
ENVIVA INC	54,142
BAR HARBOR BANKSHARES	54,060
LIQUIDITY SERVICES INC	54,038
FRONTIER GROUP HOLDINGS INC	53,785
FUNKO INC CLASS A	53,732
PREFORMED LINE PRODUCTS	53,698
ORASURE TECHNOLOGIES INC	53,647
REPUBLIC BANCORP INC CLASS A	53,635
W AND T OFFSHORE INC	53,584
GREIF INC CLASS B	53,457
ARTESIAN RESOURCES CORP CLASS A	53,264
EXCELERATE ENERGY INC CLASS A	53,000
TERNS PHARMACEUTICALS INC	52,850
NATIONAL PRESTO INDUSTRIES INC	52,777
WEAVE COMMUNICATIONS INC	52,761
CARTER BANKSHARES INC	52,756
EMERGENT BIOSOLUTIONS INC	52,655
TIPTREE INC	52,655
VANDA PHARMACEUTICALS INC	52,516
OFFICE PROPERTIES INCOME TRUST	52,214
AMC NETWORKS CLASS A INC	52,162
NUSCALE POWER CORP CLASS A	51,972
AXOGEN INC	51,913
CONSOLIDATED WATER LTD	51,852
HILLEVAX INC	51,793
COVENANT LOGISTICS GROUP INC CLASS	51,719
AERSALE CORP	51,685

BABCOCK AND WILCOX ENTERPRISES INC	51,572
FORRESTER RESEARCH INC	51,489
BLUEBIRD BIO INC	51,413
VOYAGER THERAPEUTICS INC	51,376
VITAL FARMS INC	51,269
SOUTHERN MISSOURI BANCORP INC	51,254
ALTUS POWER INC CLASS A	51,170
PERELLA WEINBERG PARTNERS CLASS A	51,163
PENNANT GROUP INC	51,146
SCILEX HOLDING CORP	51,144
THE MARCUS CORP	51,060
LIQUIDIA CORP	51,049
QUOTIENT TECHNOLOGY INC	50,999
FTAI INFRASTRUCTURE	50,822
CARVANA CLASS A	50,777
MIDWESTONE FINANCIAL GROUP INC	50,540
SMARTFINANCIAL INC	50,333
ACCURAY INC	50,221
COMMERCIAL VEHICLE GROUP INC	50,194
IRADIMED CORP	50,175
HOMETRUST BANCSHARES INC	50,115
HINGHAM INSTITUTION FOR SAVINGS	50,097
COMPUTER PROGRAMS AND SYSTEMS INC	49,948
ALERUS FINANCIAL CORP	49,912
ONE LIBERTY PROPERTIES REIT INC	49,703
RE MAX HOLDINGS INC CLASS A	49,440
PHATHOM PHARMACEUTICALS INC	49,132
INDEPENDENT BANK CORP	48,980
ARROW FINANCIAL CORP	48,638
DAILY JOURNAL CORP	48,599
BOWLERO CORP CLASS A	48,539
DISC MEDICINE INC	48,485
METROCITY BANKSHARES INC	48,482
FARO TECHNOLOGIES INC	48,454
BANDWIDTH INC CLASS A	48,414
AURA BIOSCIENCES INC	48,301
CASTLE BIOSCIENCES INC	48,185
COHERUS BIOSCIENCES INC	48,157
TEJON RANCH	48,154
XERIS BIOPHARMA HOLDINGS INC	48,135
ENCORE ENERGY CORP	48,089
SOMALOGIC INC CLASS A	48,083
CANO HEALTH INC CLASS A	48,069
AMALGAMATED FINANCIAL	48,045
CLEANSPARK INC	47,778
ITEOS THERAPEUTICS INC	47,757

JOHNSON OUTDOORS INC CLASS A	47,685
MERSANA THERAPEUTICS INC	47,639
OMEGA FLEX INC	47,635
PAYSAFE LTD	47,564
NERDWALLET INC CLASS A	47,539
GANNETT CO INC	47,322
2U INC	47,272
STITCH FIX INC CLASS A	47,247
TUTOR PERINI CORP	47,226
OOMA INC	47,200
ALTA EQUIPMENT GROUP INC CLASS A	47,172
INSPIRED ENTERTAINMENT INC	47,131
DMC GLOBAL INC	47,064
AMERICAN SOFTWARE INC CLASS A	47,001
EDGEWISE THERAPEUTICS INC	46,996
FARMERS AND MERCHANTS BANCORP INC	46,978
BUTTERFLY NETWORK INC CLASS A	46,932
PEOPLES FINANCIAL SERVICES CORP	46,812
OMEROS CORP	46,485
PACTIV EVERGREEN INC	46,472
MID PENN BANCORP INC	46,412
VUZIX CORP	46,288
BANK OF MARIN BANCORP	46,101
CABALETTA BIO INC	46,024
ALPINE IMMUNE SCIENCES INC	45,921
FIRST OF LONG ISLAND CORP	45,844
MACROGENICS INC	45,844
AMERICAN NATIONAL BANKSHARES INC	45,701
LIBERTY LATIN AMERICA LTD CLASS A	45,588
ENTRADA THERAPEUTICS INC	45,390
RILEY EXPLORATION PERMIAN INC	45,257
BRIGHTVIEW HOLDINGS INC	45,198
ENETI INC	45,158
SES AI CORP CLASS A	44,889
NORTHEAST BANK	44,879
WEST BANCORPORATION INC	44,755
LSI INDUSTRIES INC	44,751
ARIS WATER SOLUTIONS INC CLASS A	44,644
ESQUIRE FINANCIAL HOLDINGS INC	44,597
SANDRIDGE ENERGY INC	44,591
STERLING CHECK CORP	44,590
TARO PHARMACEUTICAL INDUSTRIES LTD	44,226
IMMUNITYBIO INC	43,763
GRANITE POINT MORTGAGE TRUST INC	43,513
PETMED EXPRESS INC	43,425
CENTRUS ENERGY CORP CLASS A	43,337

BIT DIGITAL INC	43,251
NORTHWEST PIPE	43,243
ORIC PHARMACEUTICALS INC	43,153
DASEKE INC	43,137
INVITAE CORP	43,122
GENESCO INC	43,119
CITIZENS AND NORTHERN CORP	43,116
GCM GROSVENOR INC CLASS A	43,031
SEMRUSH HOLDINGS INC CLASS A	42,950
WESTROCK COFFEE	42,839
POSTAL REALTY TRUST INC CLASS A	42,821
CITIZENS FINANCIAL SERVICES INC	42,820
BLINK CHARGING	42,463
EVGO INC CLASS A	42,408
ZIMVIE INC	42,371
ENFUSION INC CLASS A	42,356
FIVE STAR BANCORP	42,324
VIEMED HEALTHCARE INC	42,201
BOWMAN CONSULTING GROUP LTD	42,177
STOKE THERAPEUTICS INC	42,137
ACNB CORP	42,126
EVOLUS INC	42,108
LIVEPERSON INC	42,054
ON24 INC	41,518
AST SPACEMOBILE INC CLASS A	41,431
LUNA INNOVATIONS INC	41,414
ASSERTIO HOLDINGS INC	41,387
INOGEN INC	41,164
EVERCOMMERCE INC	41,073
WATERSTONE FINANCIAL INC	41,021
SCPHARMACEUTICALS INC	41,005
TUSIMPLE HOLDINGS INC CLASS A	40,985
UTAH MEDICAL PRODUCTS INC	40,915
SELECTQUOTE INC	40,860
BUILD A BEAR WORKSHOP INC	40,848
SUMMIT THERAPEUTICS INC	40,805
ALLAKOS INC	40,731
ATEA PHARMACEUTICALS INC	40,598
INNODATA INC	40,425
PROFRAC HOLDING CORP	40,422
ATLAS ENERGY SOLUTIONS INC CLASS A	40,240
UNISYS CORP	40,067
BIG LOTS INC	40,009
COMPASS THERAPEUTICS	39,985
ENERGY VAULT HOLDINGS INC	39,945
PARK AEROSPACE CORP	39,910

BRAEMAR HOTELS RESORTS INC	39,886
MEDIAALPHA INC CLASS A	39,879
ARBUTUS BIOPHARMA CORP	39,852
OIL DRI CORPORATION OF AMERICA	39,818
ZUMIEZ INC	39,784
DESTINATION XL GROUP INC	39,710
ENTERPRISE BANCORP INC	39,648
ICOSAVAX INC	39,511
FORGE GLOBAL HOLDINGS INC	39,410
EASTMAN KODAK	39,293
CHILDRENS PLACE INC	39,248
TUCOWS INC	39,224
PHIBRO ANIMAL HEALTH CORP CLASS A	39,196
CIVISTA BANCSHARES INC	39,098
SUTRO BIOPHARMA INC	39,079
SOUTH PLAINS FINANCIAL INC	39,055
CONSOLIDATED COMMUNICATIONS HOLDIN	38,970
BLACKSKY TECHNOLOGY INC CLASS A	38,779
SUMMIT FINANCIAL GROUP INC	38,779
INTERCEPT PHARMACEUTICALS INC	38,610
CUTERA INC	38,551
PROTERRA INC	38,411
TENAYA THERAPEUTICS INC	38,355
SIERRA BANCORP	38,352
MVB FINANCIAL CORP	38,281
INTEST CORP	38,182
SOLARIS OILFIELD INFRASTRUCTURE IN	38,168
SEACOR MARINE HOLDINGS INC	38,005
GENIE ENERGY LTD CLASS B	37,740
SKYWARD SPECIALTY INSURANCE GROUP	37,516
REGIONAL MANAGEMENT CORP	37,485
NUVATION BIO INC CLASS A	37,444
GENERATION BIO	37,356
FUTUREFUEL CORP	37,356
RAYONIER ADVANCED MATERIALS INC	37,232
CITY OFFICE REIT INC	37,202
CLARUS CORP	37,108
HBT FINANCIAL INC	37,101
OUTLOOK THERAPEUTICS INC	37,074
SEER INC CLASS A	36,982
NEXTDECADE CORP	36,970
MACATAWA BANK CORP	36,860
CULLINAN ONCOLOGY INC	36,788
HYLIION HOLDINGS CORP CLASS A	36,613
BRT APARTMENTS CORP	36,610
ENTRAVISION COMMUNICATIONS CORP CL	36,556

RADIANT LOGISTIC INC	36,510
GUARANTY BANCSHARES INC	36,450
PMV PHARMACEUTICALS INC	36,396
INTREPID POTASH INC	36,372
SHORE BANCSHARES INC	36,368
FIRST BANCORP INC	36,169
CAPSTAR FINANCIAL HOLDINGS INC	35,927
BLUE FOUNDRY BANCORP	35,921
LIMONEIRA	35,835
LENDINGTREE INC	35,818
BLADE AIR MOBILITY INC CLASS A	35,744
NERDY INC CLASS A	35,691
FIRST BUSINESS FINANCIAL SERVICES	35,683
Y MABS THERAPEUTICS INC	35,525
OPTIMIZERX CORP	35,396
WILLDAN GROUP INC	35,369
RIBBON COMMUNICATIONS INC	35,352
AMPLIFY ENERGY CORP	35,272
GREENLIGHT CAPITAL LTD CLASS A	35,039
FIBROGEN INC	34,849
EYEPOINT PHARMACEUTICALS INC	34,835
EVOLUTION PETROLEUM CORP	34,806
DAKTRONICS INC	34,803
FINANCIAL INSTITUTIONS INC	34,738
CHICAGO ATLANTIC REAL ESTATE FINAN	34,709
OLEMA PHARMACEUTICALS INC	34,612
CAREMAX INC CLASS A	34,397
JOHN MARSHALL BANCORP INC	34,314
COMTECH TELECOMMUNICATIONS CORP	34,165
DISTRIBUTION SOLUTIONS GROUP INC	34,151
X4 PHARMACEUTICALS INC	34,132
RACKSPACE TECHNOLOGY INC	34,112
CARIBOU BIOSCIENCES INC	34,047
AMYRIS INC	33,970
HOME BANCORP INC	33,941
ALPINE INCOME PROPERTY TRUST INC	33,816
TYRA BIOSCIENCES INC	33,805
SAVARA INC	33,678
DONEGAL GROUP INC CLASS A	33,636
FISCALNOTE HOLDINGS INC CLASS A	33,495
FORUM ENERGY TECHNOLOGIES INC	33,421
MINERALYS THERAPEUTICS INC	33,299
RED RIVER BANCSHARES INC	33,268
SIGA TECHNOLOGIES INC	33,244
CARISMA THERAPEUTICS INC	33,194
RBB BANCORP	33,157

ORGANOGENESIS HOLDINGS INC CLASS A	33,140
BRIDGEWATER BANCSHARES INC	33,007
HOLLEY INC	32,892
RIGEL PHARMACEUTICALS INC	32,771
EL POLLO LOCO INC	32,703
UNIVERSAL TECHNICAL INSTITUTE INC	32,581
MEIRAGTX HOLDINGS PLC	32,558
KODIAK SCIENCES INC	32,534
FIRST WATCH RESTAURANT GROUP INC	32,533
SAFE BULKERS INC	32,515
FIRST FOUNDATION INC	32,498
RIMINI STREET INC	32,486
KRONOS WORLDWIDE INC	32,336
CARDLYTICS INC	32,213
AKOUSTIS TECHNOLOGIES INC	32,194
SOUTHERN FIRST BANCSHARES INC	32,076
RED VIOLET INC	32,069
ERASCA INC	32,057
IBEX LTD	32,036
GLOBAL BUSINESS TRAVEL GROUP INC C	31,884
AVIAT NETWORKS INC	31,868
SPOK HOLDINGS INC	31,830
ORRSTOWN FINANCIAL SERVICES INC	31,827
SCULPTOR CAPITAL MANAGEMENT INC CL	31,682
FIDELITY D AND D BANCORP INC	31,681
HERSHA HOSPITALITY REIT TRUST CLAS	31,546
PRIMIS FINANCIAL CORP	31,533
BENSON HILL INC	31,525
EHEALTH INC	31,260
GRINDR CORP	31,200
RED ROBIN GOURMET BURGERS INC	30,993
LIMBACH HOLDINGS INC	30,962
FULL HOUSE RESORTS INC	30,954
ADVANTAGE SOLUTIONS INC CLASS A	30,841
CARPARTS COM INC	30,796
POTBELLY CORP	30,739
BIG SPORTING GOODS CORP	30,668
BCB BANCORP INC	30,630
DANIMER SCIENTIFIC INC CLASS A	30,504
MONTE ROSA THERAPEUTICS INC	30,462
SPORTSMANS WAREHOUSE HOLDINGS INC	30,284
SNAP ONE HOLDINGS CORP	30,255
JANUX THERAPEUTICS INC	30,114
SCHOLAR ROCK HOLDING CORP	30,092
OUTBRAIN INC	30,081
DESIGN THERAPEUTICS INC	30,064

KALVISTA PHARMACEUTICALS INC	30,015
RING ENERGY INC	29,930
PURE CYCLE CORP	29,843
RUSH STREET INTERACTIVE INC CLASS	29,718
1-800 FLOWERS.COM INC CLASS A	29,656
CS DISCO INC	29,650
ALICO INC	29,610
WAVE LIFE SCIENCES LTD	29,564
HARVARD BIOSCIENCE INC	29,558
FTC SOLAR INC	29,537
UNIVERSAL LOGISTICS INC	29,501
AMMO INC	29,456
THIRD COAST BANCSHARES INC	29,391
RANPAK HOLDINGS CORP CLASS A	29,339
PANGAEA LOGISTICS SOLUTIONS LTD	29,260
ASTRIA THERAPEUTICS INC	29,155
NANOSTRING TECHNOLOGIES INC	29,115
VIVID SEATS INC CLASS A	29,098
TURTLE BEACH CORP	29,090
ATLANTICUS HOLDINGS CORP	28,987
HOOKER FURNISHINGS CORP	28,960
IMMUNEERING CORP CLASS A	28,929
PLAYAGS INC	28,838
GREENE COUNTY BANCORP INC	28,787
BAYCOM CORP	28,756
KARYOPHARM THERAPEUTICS INC	28,730
HF FOODS GROUP INC	28,454
HUDSON PACIFIC PROPERTIES REIT INC	28,342
SANGAMO THERAPEUTICS INC	28,341
NORWOOD FINANCIAL CORP	28,290
TRUECAR INC	28,239
GROWGENERATION CORP	28,101
VELO3D INC	28,089
BRC INC CLASS A	27,978
NAUTILUS BIOTECHNOLGY INC	27,887
LEXICON PHARMACEUTICALS INC	27,851
LEGACY HOUSING CORP	27,805
SILVERCREST ASSET MANAGEMENT GROUP	27,743
RICHARDSON ELECTRONICS LTD	27,704
QUANTUM SI INC CLASS A	27,697
UROGEN PHARMA LTD	27,655
EAGLE PHARMACEUTICALS INC	27,605
THESEUS PHARMACEUTICALS INC	27,589
OVERSEAS SHIPHOLDING GROUP INC CLA	27,514
CODEXIS INC	27,485
MIDDLEFIELD BANC CORP	27,390

OCWEN FINANCIAL CORP	27,333
AFC GAMMA INC	27,278
CENTURY CASINOS INC	27,271
U S XPRESS ENTERPRISES INC CLASS A	27,237
SOUNDTHINKING INC	27,194
HIPPO HOLDINGS INC	27,076
PAM TRANSPORTATION SERVICES INC	27,011
COLONY BANKCORP INC	26,894
SIGHT SCIENCES INC	26,769
STAR HOLDINGS SHARES OF BENEFICIAL	26,729
JOINT CORP	26,609
INFORMATION SERVICES GROUP INC	26,602
INVESTORS TITLE	26,572
QUIPT HOME MEDICAL CORP	26,508
EVE HOLDING INC	26,493
PARKE BANCORP INC	26,368
PCB BANCORP	26,360
ACTINIUM PHARMACEUTICALS INC	26,237
OVID THERAPEUTICS INC	26,184
PURPLE INNOVATION INC	26,160
HALLADOR ENERGY	26,156
FIRST WESTERN FINANCIAL INC	26,133
CONCRETE PUMPING HOLDINGS INC	26,106
VILLAGE SUPER MARKET INC CLASS A	26,083
ATOMERA INC	25,942
TREDEGAR CORP	25,926
UNITY BANCORP INC	25,902
CAMBIUM NETWORKS CORP	25,889
CODORUS VALLEY BANCORP INC	25,885
RAMACO RESOURCES INC CLASS A	25,843
INOZYME PHARMA INC	25,800
TIMBERLAND BANCORP INC	25,785
HIRERIGHT HOLDINGS CORP	25,685
PERFORMANT FINANCIAL CORP	25,593
CARROLS RESTAURANT GROUP INC	25,533
ZYNEX INC	25,471
FIRST BANK	25,421
CELCUITY INC	25,397
ALX ONCOLOGY HOLDINGS INC	25,391
CLIMB GLOBAL SOLUTIONS INC	25,366
DOUGLAS ELLIMAN INC	25,324
MICROVAST HOLDINGS INC	25,237
BLUE RIDGE BANKSHARES INC	25,161
BRIGHTCOVE INC	25,042
THREDUP INC CLASS A	25,037
CAPITAL BANCORP INC	25,032

NATHANS FAMOUS INC	24,976
PONCE FINANCIAL GROUP INC	24,975
NATURES SUNSHINE PRODUCTS INC	24,939
ORANGE COUNTY BANCORP INC	24,901
ZEVRA THERAPEUTICS INC	24,847
ONE GROUP HOSPITALITY INC	24,800
RALLYBIO CORP	24,757
KEZAR LIFE SCIENCES INC	24,728
FVCBANKCORP INC	24,717
PLUMAS BANCORP	24,626
FS BANCORP INC	24,537
ALTIMMUNE INC	24,477
TILE SHOP HOLDINGS INC	24,420
CORMEDIX INC	24,298
GRITSTONE BIO INC	24,281
CORECARD CORP	24,219
CVRX INC	23,978
KALTURA INC	23,971
DHI GROUP INC	23,957
NEXPOINT REAL ESTATE FINANCE INC	23,915
MAIDEN HOLDINGS LTD	23,885
HUMACYTE INC	23,738
ATARA BIOTHERAPEUTICS INC	23,603
LINEAGE CELL THERAPEUTICS INC	23,510
CALEDONIA MINING PLC	23,507
NEXTNAV INC	23,502
LATHAM GROUP INC	23,495
NORTHEAST COMMUNITY BANCORP INC	23,391
CADIZ INC	23,361
SKYWATER TECHNOLOGY INC	23,352
VERA BRADLEY INC	23,330
AEROVATE THERAPEUTICS INC	23,307
VOXX INTERNATIONAL CORP CLASS A	23,038
CRAWFORD CLASS A	23,001
GRANITE RIDGE RESOURCES INC	22,913
TANGO THERAPEUTICS INC	22,911
CLEARPOINT NEURO INC	22,886
WORKHORSE GROUP INC	22,804
ASURE SOFTWARE INC	22,678
LUTHER BURBANK CORP	22,648
ALTI GLOBAL INC CLASS A	22,612
NATIONAL BANKSHARES INC	22,476
GLOBAL WATER RESOURCES INC	22,431
STRATUS PROPERTIES INC	22,365
PARK OHIO HOLDINGS CORP	22,344
INNOVAGE HOLDING CORP	22,230

PRECIGEN INC	22,216
C AND F FINANCIAL CORP	22,178
FOGHORN THERAPEUTICS	22,155
BARK INC	22,098
CENTRAL VALLEY COMMUNITY BANCORP	22,094
908 DEVICES	22,014
DAKOTA GOLD CORP	21,996
ACACIA RESEARCH CORP	21,981
INFUSYSTEM HOLDINGS INC	21,947
SENECA FOODS CORP CLASS A	21,928
CONTEXTLOGIC INC CLASS A	21,911
MISTRAS GROUP INC	21,778
EGAIN CORP	21,661
BANKWELL FINANCIAL GROUP INC	21,649
CATO CORP CLASS A	21,617
ARS PHARMACEUTICALS INC	21,601
ANNEXON INC	21,416
TELA BIO INC	21,374
ITERIS INC	21,368
RGC RESOURCES INC	21,252
ESS TECH INC	21,164
LANZATECH GLOBAL INC	21,153
CHOICEONE FINANCIAL SERVICES INC	21,068
PENNS WOODS BANCORP INC	21,050
AMES NATIONAL CORP	20,915
BIGLARI HOLDINGS INCINARY CLASS B	20,897
AKOYA BIOSCIENCES INC	20,670
ALLOVIR INC	20,655
5E ADVANCED MATERIALS INC	20,339
VIGIL NEUROSCIENCE INC	20,276
FENNEC PHARMACEUTICALS INC	20,088
TRAEGER INC	20,077
SANARA MEDTECH INC	19,850
SKYX PLATFORMS CORP	19,817
CITIUS PHARMACEUTICALS INC	19,656
CORE MOLDING TECHNOLOGIES INC	19,633
TINGO GROUP INC	19,631
ROCKY BRANDS INC	19,551
OAK VALLEY BANCORP	19,472
CIPHER MINING INC	19,428
TILLYS INC CLASS A	19,383
IMMERSION CORP	19,357
WEYCO GROUP INC	19,297
MAYVILLE ENGINEERING COMPANY INC	19,288
374WATER INC	19,287
HIREQUEST INC	19,262

NOODLES CLASS A	19,225
EVERQUOTE INC CLASS A	19,149
KVH INDUSTRIES INC	19,093
JAKKS PACIFIC INC	19,071
PDS BIOTECHNOLOGY CORP	19,054
RESERVOIR MEDIA INC	19,005
NACCO INDUSTRIES INC CLASS A	18,994
WALDENCAST PLC CLASS A	18,792
GENCOR INDUSTRIES INC	18,758
TERRAN ORBITAL CORP	18,746
EVANS BANCORP INC	18,722
GLATFELTER CORP	18,715
MARINE PRODUCTS CORP	18,698
HIMALAYA SHIPPING LTD	18,659
BIOATLA INC	18,585
IKENA ONCOLOGY INC	18,506
OMEGA THERAPEUTICS INC	18,474
PRINCETON BANCORP INC	18,414
VICARIOUS SURGICAL CORP CLASS A	18,392
USCB FINANCIAL HOLDINGS CLASS A	18,350
BIOXCEL THERAPEUTICS INC	18,302
FOSSIL GROUP INC	18,208
LINCOLN EDUCATIONAL SERVICES CORP	18,191
FIESTA RESTAURANT GROUP INC	18,191
PERPETUA RESOURCES CORP	18,111
VIRGINIA NATIONAL BANKSHARES CORP	18,036
CHARGE ENTERPRISES INC	17,943
SELECTA BIOSCIENCES INC	17,893
SEMLER SCIENTIFIC INC	17,869
CHEMUNG FINANCIAL CORP	17,861
RANGER ENERGY SERVICES INC	17,828
LIVEWIRE GROUP INC	17,821
HOMESTREET INC	17,778
P3 HEALTH PARTNERS INC CLASS A	17,725
CARA THERAPEUTICS INC	17,719
AADI BIOSCIENCE INC	17,716
SOUTHERN STATES BANCSHARES ANNISTO	17,619
LCNB CORP	17,594
COMMUNITY FINANCIAL	17,581
QUAD GRAPHICS INC CLASS A	17,578
IGM BIOSCIENCES INC	17,565
TOWNSQUARE MEDIA INC CLASS A	17,555
LAND END INC	17,514
XOMA CORP	17,379
NI HOLDINGS INC	17,345
LAZYDAYS HOLDINGS INC	17,120

HIGHPEAK ENERGY INC	17,071
ESSA BANCORP INC	17,058
NGM BIOPHARMACEUTICALS INC	17,024
AEVA TECHNOLOGIES INC	16,954
ALLBIRDS INC CLASS A	16,918
KLX ENERGY SERVICES HOLDINGS INC	16,891
MERRIMACK PHARMACEUTICALS INC	16,790
POSEIDA THERAPEUTICS INC	16,771
CUE BIOPHARMA INC	16,761
VERRICA PHARMACEUTICALS INC	16,739
SOLO BRANDS INC CLASS A	16,669
SYSTEM1 INC CLASS A	16,583
HERON THERAPEUTICS INC	16,458
NATURAL GROCERS BY VITAMIN COTTAGE	16,269
VOR BIOPHARMA INC	16,176
KARAT PACKAGING INC	16,024
ACRIVON THERAPEUTICS INC	15,954
VELOCITY FINANCIAL INC	15,946
PIONEER BANCORP INC	15,868
ESCALADE INC	15,846
AIRSCULPT TECHNOLOGIES INC	15,818
BEYOND AIR INC	15,698
CONSUMER PORTFOLIO SERVICES INC	15,486
ZEVIA CLASS A	15,262
VERITONE INC	15,233
STERLING BANCORP INC	15,130
MAMMOTH ENERGY SERVICES INC	15,084
PULSE BIOSCIENCES INC	15,027
VAXXINITY INC CLASS A	14,818
BAKKT HOLDINGS INC CLASS A	14,782
LONGBOARD PHARMACEUTICALS INC	14,687
GAMBLING COM GROUP LTD	14,643
FINANCE OF AMERICA COMPANIES INC C	14,636
PROTALIX BIOTHERAPEUTICS INC	14,556
MAINSTREET BANCSHARES INC	14,457
SKILLSOFT CORP CLASS A	14,424
FIRST COMMUNITY CORP	14,374
LANDSEA HOMES CORP	14,318
ANGEL OAK MORTGAGE REIT INC	14,305
COMPOSECURE INC CLASS A	14,056
EVI INDUSTRIES INC	13,838
NUVECTIS PHARMA INC	13,686
RENT THE RUNWAY INC CLASS A	13,678
TREVI THERAPEUTICS INC	13,573
KORU MEDICAL SYSTEMS INC	13,538
BERKSHIRE GREY INC CLASS A	13,518

WILLIS LEASE FINANCE CORP	13,422
CLIPPER REALTY INC	13,410
CPI CARD GROUP INC	13,136
TERAWULF INC	13,111
THIRD HARMONIC BIO INC	13,001
EMPIRE PETROLEUM CORP	12,949
DZS INC	12,843
MAUI LAND AND PINEAPPLE INC	12,645
UNITED INSURANCE HOLDINGS CORP	12,479
PEPGEN LTD	12,346
INNOVATE CORP	12,301
LOOP MEDIA INC	12,053
GOHEALTH INC CLASS A	12,043
GENELUX CORP	11,943
INTEVAC INC	11,918
SECURITY NATIONAL FINANCIAL CORP C	11,753
CENTURY THERAPEUTICS INC	11,648
OPTINOSE INC	11,430
AVEANNA HEALTHCARE HOLDINGS INC	11,328
TRANSPHORM INC	11,295
DULUTH HOLDINGS INC CLASS B	11,134
ADICET BIO INC	10,874
CONTANGO ORE INC	10,549
LARIMAR THERAPEUTICS INC	10,504
BIOTE CORP CLASS A	10,295
PAYSIGN INC	10,148
NKARTA INC	10,127
J JILL INC	10,094
BIGBEAR.AI HOLDINGS INC	9,828
VIANT TECHNOLOGY INC CLASS A	9,750
MARKETWISE INC CLASS A	9,636
BANK7 CORP	9,493
GRAPHITE BIO INC	9,321
PRIORITY TECHNOLOGY HOLDINGS INC	9,028
EMERALD HOLDING INC	8,918
BRIGHT GREEN CORP	8,897
URBAN ONE INC CLASS D	8,850
LIVEVOX HOLDING INC CLASS A	8,665
ZURA BIO LTD CLASS A	8,594
THORNE HEALTHTECH INC	8,390
EYENOVIA INC	8,316
TRANSCONTINENTAL REALTY INVESTORS	8,022
KINGSWAY FINANCIAL SERVICES INC	7,930
RENEO PHARMACEUTICALS INC	7,590
URBAN ONE INC CLASS A	7,589
VIEWRAY INC	7,377

UNITED HOMES INC CLASS A	7,287
NL INDUSTRIES INC	6,763
RAMACO RESOURCES INC CLASS B	6,493
PRIMEENERGY RESOURCES CORP	6,258
VALUE LINE INC	6,059
OCEAN BIOMEDICAL INC	6,052
TORRID HOLDINGS INC	5,794
COOPER STANDARD HOLDINGS INC	5,519
ADURO BIOTECH CVR	5,431
ENVELA CORP	5,181
PRELUDE THERAPEUTICS INC	5,135
AMPRIUS TECHNOLOGIES INC	5,033
SWK HOLDINGS CORP	4,955
COMPX INTERNATIONAL INC	4,927
LIBERTY TRIPADVISOR HOLDINGS INC S	4,663
VALHI INC	4,626
VERDE CLEAN FUELS INC CLASS A	4,258
AMERICAN REALTY INVESTORS INC	3,986
PRESTO AUTOMATION INC	3,889
OPPFI INC CLASS A	3,729
FORAFRIC GLOBAL PLC	3,467
REDWIRE CORP	3,402
DRAGONFLY ENERGY HOLDINGS CORP	3,346
SOUTHLAND HOLDINGS INC	2,997
CXAPP INC	2,905
HOME POINT CAPITAL INC	2,680
ORCHESTRA BIOMED HOLDINGS INC	2,604
POLYMET MINING CORP	2,366
CUE HEALTH INC	710
GTXI INC - CVR	99
BABYLON HOLDINGS LTD CLASS A	41
CASH COLLATERAL USD WFFUT	314,000
GAIN/LOSS OTHERS	375,159

Total P&G Series - Russell 2000 Index SMA	347,045,062